Exhibit 2.3

Execution Version

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of August 30, 2013 among Townsquare Radio, LLC (“Townsquare”) and Cumulus Media Holdings Inc. (“Cumulus Parent”), Cumulus Broadcasting LLC (“Cumulus Broadcasting”), Cumulus Licensing LLC (“Cumulus Licensing”), Citadel Broadcasting Company (“Citadel Broadcasting”) and Radio License Holding CBC, LLC (“Radio License”) (“Cumulus Purchasers”) (Cumulus Parent and Cumulus Purchasers collectively, “Cumulus”).

Recitals

A.          Cumulus, owns and operates the radio broadcast stations set forth opposite its name on Exhibit A attached hereto (each, a “Station” and collectively the “Stations”) pursuant to certain authorizations issued by the Federal Communications Commission (the “FCC”).

B.          Townsquare desires to purchase the Station Assets (as defined below) from Cumulus, and Cumulus desires to sell the Station Assets to Townsquare, subject to and in accordance with the terms hereof.

Agreement

NOW, THEREFORE, taking the foregoing into account, and in consideration of the mutual covenants and agreements set forth herein, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1:        PURCHASE OF ASSETS AND CASH CONSIDERATION

1.1         Station Assets.   On the terms and subject to the conditions hereof, at Closing (defined below), except as set forth in Sections 1.2 and 1.3, Cumulus shall assign, transfer, convey and deliver to Townsquare, and Townsquare shall acquire from Cumulus, all right, title and interest of Cumulus in and to all assets, properties, rights and interests of Cumulus, real and personal, tangible and intangible, that are used or held for use exclusively in the operation of the Stations (the “Station Assets”), including, without limitation, the following:

(a)          all licenses, construction permits and other authorizations issued by the FCC with respect to the Stations (the “FCC Licenses”) described on Schedule 3.4(a), including any renewals or modifications thereof between the date hereof and Closing, along with assignable applications pending before the FCC with respect to the renewal or modification of the FCC Licenses or for any new FCC authorizations for the Stations, and all other permits, registrations, licenses, variances, exemptions, orders and approvals of all governmental authorities held by or in respect of the Stations that are (i) necessary to or otherwise used in the operation of the Stations or (ii) required as a result of the activities of Stations;

(b)          all equipment, transmitters, antennas, cables, towers, vehicles, furniture, fixtures, spare parts, office materials and supplies, inventory and other tangible personal property of every kind and description that are used or held for use in the operation of the Stations, including, without limitation, those listed on Schedule 3.6, except for any retirements or dispositions thereof made between the date hereof and Closing in the ordinary course of business (the “Tangible Personal Property”);

(c)          all real property used or held for use in the operation of the Stations (including any appurtenant easements and improvements located thereon), including, without limitation, those listed on Schedule 3.7 (the “Real Property”);

(d)          all agreements for the sale of advertising time on the Stations entered into in the ordinary course of business, and all other contracts, agreements and leases entered into in the ordinary course of the Stations’ business, (including those associated with any live events to the extent solely related to the markets of the Stations (whether or not ongoing) developed, organized, sponsored or planned by the Stations (collectively “Live Events”), such as sponsorship agreements, talent agreements, ticketing and other vendor agreements, merchandising agreements, etc.), including, without limitation, those listed on Schedule 3.7 and Schedule 3.8(a), together with all contracts, agreements and leases made between the date hereof and Closing in accordance with Article 4, but excluding (i) the Excluded Station Contracts (defined below) and (ii) any such agreements, contracts and leases which are Shared Contracts (defined below), which shall be governed by Section 1.3 hereof (collectively, the “Station Contracts”);

(e)          all rights in and to the Stations’ call letters; the trademarks (including logos), trade names, and service marks associated with the Stations, together with the goodwill connected with the use of such names and marks and symbolized thereby including, without limitation, all rights of the Stations in and to names, marks, logos, and other identifiers associated with any Live Events; internet domain names and leases for domain names used in the operation of the Stations (including those used for any Live Events); the exclusive right to the use of HTML content located and publicly accessible from such domain names; the “visitor” email database for such sites and other “visitor” personal information collected by such sites; emails and other personal information collected from visitors and attendants at any Live Events; franchises; copyrights; programs and programming material and their titles; jingles; slogans; and other intangible properties which are used or held for use in the operation of the Stations (including those used for any Live Events), including, without limitation, those listed on Schedule 3.10, together with registrations of and applications to register the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application (the “Intangible Property”);

(f)          all rights in and to all the files, documents, records, and books of account (originals to the extent existing, or copies thereof) to the extent relating primarily to the operation of the Stations, including the Stations’ local public files, programming information and studies, engineering data, advertising studies, email and personal information databases, marketing and demographic data, sales correspondence, lists of advertisers, lists of exhibitors and vendors for any Live Events, credit and sales reports (including ticket buying reports and history for any Live Events), and logs, filings with the FCC, copies of all written Station Contracts, copies of paid invoices for the prior 12 months, copies of those Cumulus databases and data links that relate solely to the Stations, and logs, but excluding records relating to Excluded Assets (defined below);

(g)          all prepaid expenses and deposits (and rights arising therefrom or related thereto) with respect to the Stations held by third parties in Cumulus’s name paid by Cumulus;

(h)          any and all rights and claims of Cumulus, whether mature, contingent or otherwise, against third parties with respect to the Stations and the Station Assets, to the extent attributable to any period after the Effective Time (defined below), including, without limitation, all assignable rights under manufacturers’ and vendors’ warranties; and

(i)           all accounts receivable and any other rights to payment of cash consideration for goods or services sold or provided prior to the Effective Time or otherwise arising during or attributable to any period prior to the Effective Time from the operation of the Stations.

The Station Assets shall be transferred to Townsquare free and clear of liens, claims and encumbrances (“Liens”), except for (A) Assumed Obligations (defined below), (B) Liens for taxes not yet due and payable, (C) Liens that will be released at or prior to Closing, (D) mechanics’, workmen’s, repairmen’s warehouseman’s, carrier’s or other like Liens arising or incurred in the ordinary course of business or by operation of law if the underlying obligations are not delinquent, and (E) with respect to the Real Property, such other liens, imperfections in title, charges, easements, rights of way, zoning, subdivision, building and land use restrictions, Environmental Laws and other restrictions and exceptions that do not in any material respect detract from operation of the Stations in the ordinary course of the business of the Stations (collectively, “Permitted Liens”). Notwithstanding the foregoing or anything to the contrary contained elsewhere in this Agreement (including, without limitation, Section 5.9), Permitted Liens shall not include, and Cumulus will at the Closing cause the release, removal or discharge of, monetary obligations such as mortgages, mechanics’ and materialmen’s liens, judgment liens and fines for the violation of municipal ordinances, orders or requirements issued in connection with the Real Property prior to the Closing Date.

The conveyances described in Section 1.1 shall be made by the transferors and to the transferees listed on Appendix I hereto.

1.2         Excluded Assets. Notwithstanding anything to the contrary contained herein, the Station Assets shall not include the following assets or any rights, title and interest therein (the “Excluded Assets”):

(a)          all cash and cash equivalents, including, without limitation, certificates of deposit, commercial paper, treasury bills, marketable securities, money market accounts and all such similar accounts or investments;

(b)          all tangible and intangible personal property retired in the ordinary course of business or disposed of between the date of this Agreement and Closing in accordance with Article 4;

(c)          all contracts that are terminated or expire prior to Closing and all contracts to which Cumulus is a party that are listed on Schedule 1.2(c) (the “Excluded Station Contracts”);

(d)          all trade names not exclusive to the operation of the Stations, as applicable, the respective corporate names of the parties and their respective affiliates

(including, without limitation, the name “Cumulus” and “Citadel”), charter documents, and books and records relating to organization, existence or ownership, duplicate copies of records, and all records not relating to the operation of the Stations, as applicable;

(e)           all contracts of insurance, all coverages and proceeds thereunder and all rights in connection therewith, including, without limitation, rights arising from any refunds due with respect to insurance premium payments to the extent related to such insurance policies; provided, that, to the extent of any proceeds which would cover any damages or losses which are required to be repaired and/or remediated pursuant to Sections 5.4 or 5.5, the proceeds therefrom shall be used exclusively to repair and/or remediate any such damages or losses;

(f)           all pension, profit sharing plans and trusts and the assets thereof and any other employee benefit plan or arrangement and the assets thereof, if any;

(g)          any non-transferable shrink-wrapped computer software and any other non-transferable computer licenses that are not material to the operation of the Stations, as applicable;

(h)           files, documents, records, and books of account that relate to multiple stations (other than solely the Stations) or other business units (other than solely the business of the Stations);

(i)           computers and other similar assets and any operating systems and related assets that are used in the operation of multiple stations (other than solely the Stations) or other business units (other than solely the business of the Stations);

(j)            the Cumulus assets specifically listed on Schedule 1.2(j);

(k)           Cumulus’ beneficial interest in the trusts for WBCK(AM) in Battle Creek, Michigan;

(l)           all rights and claims of Cumulus to the extent related solely to the Retained Obligations (defined below).

For the avoidance of doubt, with respect to any marks or similar intangible property used in the operation of multiple stations, the Station Assets, include only the right to use such items in the manner used by Cumulus at the applicable Station on a basis exclusive in the market, but non-exclusive in that no right is granted with respect to other markets (some of which may overlap), and such right (i) is limited to the extent of Cumulus’s transferable rights, (ii) may not be assigned by Townsquare except to a transferee of the applicable Station who assumes Townsquare’s obligations in respect thereof (and any such assignment shall not relieve Townsquare of any obligation or liability), (iii) may be used by Townsquare only in a manner that does not diminish the quality of such items, and only without violating law or any third party rights (and Townsquare shall be solely responsible for such use and the related services), and (iv) shall terminate for noncompliance or non-use, but otherwise shall be coterminous with Cumulus’s rights. Notwithstanding the foregoing, in no event shall this paragraph relate to the names “Cumulus” or “Citadel” (or any rights with respect thereto). At Closing, the parties shall enter into a separate software license agreement that provides rights to certain Cumulus software in the form attached hereto as Exhibit B (the “Software License Agreement”).

1.3         Shared Contracts.

(a)          Some contracts, agreements and leases relating to the Stations, may be used in the operation of multiple stations or other business units (each, a “Shared Contract”). Schedule 1.3(a) sets forth all Shared Contracts relating to the Stations and that are material with respect to the applicable market. Except as provided by Schedule 1.2(c), as applicable, at the Closing, the rights and obligations under Shared Contracts shall be equitably allocated among stations and such other business units in a manner reasonably determined by the parties in accordance with the following equitable allocation principles:

(i)          any allocation expressly set forth in the Shared Contract shall control;

(ii)         if none, then any allocation previously made by Cumulus in the ordinary course of Station operations shall control;

(iii)        if none, then the quantifiable proportionate benefit to be received by the parties after Closing shall control; and

(iv)        if not quantifiable, then reasonable accommodation shall control.

(b)          With respect to each such Shared Contract, (i) the parties shall cooperate with each other and each contract counterparty in such allocation, (ii) only the allocated portion of each such Shared Contract is included in the contracts to be assigned and assumed under this Agreement (without need for further action), and (iii) the parties shall use their commercially reasonable efforts to ensure that such allocation shall occur by termination of the Shared Contract and execution of new contracts between each contract counterparty and Cumulus (but only if such contract is on terms at least as favorable than the existing contract), but shall include the allocated portion of such contracts will not include any group discounts or similar benefits specific to a party or its affiliates. Completion of documentation of any such allocation is not a condition to Closing; provided, however, that with respect to each such Shared Contract which is not allocated at Closing pursuant to subsection (iii) of this Section 1.3(b), the parties shall cooperate to the extent feasible in effecting a lawful and commercially reasonable arrangement under which acquiring party shall receive the allocable benefits thereunder from and after Closing, and to the extent of the allocable benefits received, Townsquare shall pay and perform Cumulus’s obligations arising thereunder from and after Closing in accordance with its terms, until new documentation effecting the allocation described in this Section 1.3 is executed and delivered. With respect to each Shared Contract, each party shall be responsible for all costs associated with the portion allocated to such party, and shall indemnify and hold harmless the other party for any losses associated with the performance of such party for the portion allocated to such party.

(c)           In the event that the terms of any Shared Contract prohibits the allocation contemplated by this Section 1.3, the parties shall use commercially reasonable efforts to provide the benefits and obligations of the portion of the Shared Contract that would have been allocated to a party hereunder but for any such prohibition.

(d)          Notwithstanding the foregoing, in no event shall a Shared Contract relate to any employees of Cumulus, or the names “Cumulus” and “Citadel” (or any other rights with respect thereto).

1.4         Assumed Obligations. On the Closing Date, Townsquare shall assume and be obligated for, and shall agree to pay, perform and discharge in accordance with their terms, the following obligations of Cumulus (except to the extent such obligations and liabilities are Retained Obligations (as defined below) or are Excluded Assets) arising during, or attributable to, any period of time on or after the Closing Date:

(a)          All liabilities under the Station Contracts and, to the extent allocated among the Stations in accordance with Section 1.3, the Shared Contracts;

(b)          The other non-employment liabilities of Cumulus to the extent Townsquare receives a credit therefor or otherwise assumes such liabilities under Section 1.6;

(c)           The specific liabilities listed on Schedule 1.4; and

(d)          All accounts payable relating to or arising under the Station Assets that are outstanding as of the Closing Date to the extent such liabilities are included in the calculation of the Net AR Adjustment Amount (as defined below) under Section 1.6 or Townsquare otherwise assumes such liabilities under Section 1.6.

All of the foregoing to be assumed by Townsquare hereunder are referred to herein as the “Assumed Obligations.” Townsquare does not assume, and will not be deemed by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to have assumed, any other liabilities or obligations of Cumulus (the “Retained Obligations”), including, any liability for borrowed money, any liability under a mortgage or notices of violation, municipal ordinances, orders or requirements issued in connection with the Real Property prior to the Closing Date, any liability for any employees of Cumulus (other than related to the employment of any such individuals by Townsquare from and after the Closing) and any taxes of Cumulus (other than as specifically contemplated by Sections 1.6 or solely related to the Station Assets arising during and attributable to any period of time on or after the Closing Date).

1.5         Cash Consideration. In consideration of Cumulus’ performance of this Agreement, the sale, assignment, transfer, conveyance, setting over, and delivery of the Station Assets to Townsquare, Townsquare shall pay Cumulus the sum of (x) $228,968,580.68 subject to the adjustments described in Sections 1.6 and 5.16 below, minus (y) an amount equal to fifty percent (50%) of the commitment fees paid or payable by Townsquare in connection with and as set forth in the Financing Letters (as defined below), not to exceed in the aggregate One Million Sixty Two Thousand Five Hundred Dollars ($1,062,500) (the “Fee Reduction”) (the “Cash Consideration”). Townsquare shall pay the Cash Consideration to the Cumulus entities in proportion to the values of the respective Station Assets purchased, all as determined under Section 1.7 On the Closing Date, Townsquare will pay to Cumulus by wire transfer of immediately available funds to a bank designated by Cumulus the Cash Consideration, and the determination of the Cash Consideration paid by each Townsquare entity shall be made according to this Section 1.5, taking into account, as applicable, the provisions of Sections 1.6 and Article 9.

1.6         Prorations and Adjustments.

(a)          Except with respect to those items governed by Section 1.6(c), all prepaid and deferred income and expenses arising from the operation of the Stations shall be prorated between Townsquare and Cumulus in accordance with generally accepted accounting principles, consistently applied (“GAAP”), as of 12:01 a.m. local time in each market on the day of Closing (the “Effective Time”). Such prorations shall include, without limitation, any proration required by Section 5.7, all FCC regulatory fees, ad valorem, real estate and other property taxes (except transfer taxes as provided by Section 11.1), music and other license fees, utility expenses, rent and other amounts under contracts and similar prepaid and deferred items. Cumulus shall receive a credit for deposits and prepaid expenses (other than for items which are governed by Section 1.6(c)). Sales commissions related to the sale of advertisements broadcast prior to Closing shall be the responsibility of Cumulus, and sales commissions related to the sale of advertisements broadcast after Closing shall be the responsibility of Townsquare. Solely for illustrative purposes, Schedule 1.6(a) sets forth a calculation of the net amount of all prorations and adjustments pursuant to this Section 1.6 with respect to the Stations, including, without limitation, a calculation of the Net AR Adjustment Amount (as defined below) as of June 30, 2013.

(b)          With respect to trade, barter or similar agreements for the sale of time for goods or services (“Barter”) assumed by Townsquare, if at Closing the Stations have an aggregate negative or positive Barter balance (i.e., the amount by which the value of air time to be provided by such stations after the Closing exceeds, or conversely, is less than, the fair market value of corresponding goods and services), there shall be an adjustment therefor in favor of the applicable party. In determining Barter balances, the value of air time shall be based upon the rates of Stations as of the date hereof, and the corresponding goods and services shall include those to be received by the applicable stations after the Closing. Notwithstanding anything herein to the contrary, in no event shall Townsquare, assume any Barter obligations of the stations acquired by Townsquare in excess of (i) $200,000 in the aggregate per market or (ii) $2,800,000 in the aggregate for all markets, in each case for which the goods or services provided by a third party in exchange for on-air time has been provided to Cumulus prior to Closing.

(c)          No later than five (5) business days prior to the Closing Date, Cumulus shall provide to Townsquare a statement (including reasonable detail and supporting documentation) setting forth a reasonable and good faith estimate of its calculation of the net amount of all prorations and adjustments pursuant to this Section 1.6 with respect to the Stations, including, without limitation, its calculation of the Net AR Adjustment Amount as of the Effective Date. The Cash Consideration payable at Closing shall be adjusted by the net amount of such estimated adjustments. For purposes hereof, “Net AR Adjustment Amount” means an amount equal to (A) the sum of (i) the accounts receivable of the Stations as of the Effective Time multiplied by (ii) the acquisition price of such accounts receivables as determined by the age of such accounts receivables as of the Effective Time as set forth on Schedule 1.6(c), less (B) the sum of all accounts payable of the Stations as of the Effective Time which remain outstanding as of such time, in each case as calculated pursuant to this Section 1.6(c) or (d), as appropriate.

(d)          As soon as reasonably practicable, and in any event within sixty (60)

calendar days after the Closing Date, Townsquare shall deliver to Cumulus a written statement (including reasonable detail and supporting documentation) setting forth its calculation of the actual net amount of all prorations and adjustments pursuant to this Section 1.6 with respect to the Stations, including, without limitation, its calculation of the final Net AR Adjustment Amount. Following Cumulus’s receipt of such statement, Townsquare shall permit Cumulus and its auditors to have access during normal business hours and upon advance written notice to the books, records and other information and documents pertaining to or used in connection with preparation of such statements, including working papers of its accountants, and access to employees of Townsquare reasonably necessary for Cumulus to respond to the calculation of the final Net AR Adjustment Amount and Townsquare will otherwise cooperate with and assist Cumulus as may be reasonably necessary to carry out the purposes of this Section. Within thirty (30) calendar days of receipt of such statement, Cumulus shall deliver any objections to Townsquare that it may have to the calculation of the prorations and adjustments (provided, that the failure of Cumulus to deliver such notice within such time period shall be deemed to be acceptance of the statement of Townsquare by Cumulus). To the extent of any such objections, the parties shall negotiate in good faith to resolve their disputes promptly and mutually agree on the final prorations and adjustments. In the event the parties are unable to resolve any such dispute within thirty (30) calendar days of written notice of the dispute, the parties shall engage a mutually agreeable accountant or other third party (whose fees and expenses shall be equally shared), who shall resolve such dispute and whose determination shall be final and binding on the parties.

(e)           The final adjustment amount due to Townsquare or Cumulus, as determined pursuant to Section 1.6(e), shall be paid promptly by check or wire transfer from the party owning the final amount made payable to the party to whom the payment is due. Any adjustment pursuant to this Section 1.6 shall be deemed to be an adjustment to the Cash Consideration for all purposes.

1.7         Allocation. Within one hundred twenty (120) days after Closing, Townsquare shall deliver to Cumulus a schedule (the “Allocation Schedule”) allocating the Purchase Price and the Assumed Liabilities (plus other relevant items) among the Station Assets in accordance with the requirements of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”). If Cumulus notifies Townsquare in writing within thirty (30) days of delivery of the Allocation Schedule that Cumulus objects to one or more items reflected in the Allocation Schedule, Cumulus and Townsquare shall negotiate in good faith to resolve such dispute; provided, however, that if Cumulus and Townsquare are unable to resolve any such dispute within fifteen (15) days thereof, Townsquare and Cumulus will engage a mutually agreeable appraiser (with the fees and expenses thereof to be equally shared), who resolve such dispute and whose allocation shall be final and binding on the parties. Townsquare and Cumulus shall file its federal income tax returns and its other tax returns in accordance with the Allocation Schedule (as finally determined pursuant to this Section 1.7).

1.8         Closing.  The consummation of the sale and purchase of the Station Assets provided for in this Agreement (the “Closing”) shall take place on the twenty-fifth (25th) business day after the date of the last to occur of the date on which the FCC shall have provided public notice of the issuance of the FCC Consents (defined below), the issuance of the HSR Clearance (defined below), or on such other date (after such governmental consents and approvals have been issued) as Cumulus and Townsquare may agree, subject to Section 5.9 and the satisfaction or waiver of the conditions set forth in Articles 6 and 7 below; provided that, notwithstanding anything in this Section to the contrary, the parties shall endeavor to cause the Closing to occur on the last day of a month. The date on which the Closing is to occur is referred to herein as the “Closing Date.”

1.9         Governmental Consents.

(a)           Not later than ten (10) business days after the date of this Agreement, (i) Cumulus and Townsquare shall file applications with the FCC (each an “FCC Application” and collectively the “FCC Applications”) requesting FCC consent to the assignment of the FCC Licenses to Townsquare, and (ii) Townsquare shall file applications with the FCC which propose the assignment of the FCC licenses set forth on Schedule 1.9(a) to third parties or to a divestiture trustee (or take other such actions as Townsquare, in its sole discretion, deems appropriate) that would, upon consummation, enable Townsquare to be in compliance with 47 C.F.R. §73.3555(a) and the Notes thereto (collectively, “the Local Radio Ownership Rule”) as of the Closing (each such application, a “Divestiture Application,” and collectively the “Divestiture Applications”). Any actions by the FCC (including any actions duly taken by the FCC’s staff pursuant to delegated authority) granting consent to any FCC Application or any Divestiture Application are referred to herein individually as the “FCC Consent” and collectively as the “FCC Consents.” Cumulus and Townsquare shall diligently prosecute the FCC Applications and Townsquare shall diligently prosecute the Divestiture Applications. Both parties shall promptly respond to any requests by the FCC for reasonable amendments of the FCC Applications, and Townsquare shall do so with respect to the Divestiture Applications. Both parties shall oppose any petitions to deny or informal objections filed against the FCC Applications (and oppose any petition for reconsideration or application for review seeking reversal or rescission of the FCC Consents for the FCC Applications) and Townsquare shall do so with respect to the Divestiture Applications. Both parties shall otherwise use their commercially reasonable efforts to obtain the FCC Consents as soon as possible; provided, however, that neither Cumulus nor Townsquare shall have any obligation to (i) participate in any evidentiary hearing before the FCC on any of the FCC Applications or any of the Divestiture Applications or (ii) seek reconsideration or review or otherwise appeal a decision of the FCC to deny or dismiss any of the FCC Applications or any of the Divestiture Applications. Cumulus or Townsquare, as the case may be, shall notify as soon as reasonably practicable the other party in the event it becomes aware of any facts, actions, communications or occurrences that might directly or indirectly impede the parties’ ability to secure FCC Consents for any of the FCC Applications or any of the Divestiture Applications. Neither Cumulus nor Townsquare shall take any action that it knows or should know would materially delay or materially impede the receipt of the FCC Consent for any FCC Application or any Divestiture Application.

(b)          As soon as reasonably practicable after the date of this Agreement, Cumulus and Townsquare shall make any required filings with the Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the transactions contemplated hereby (including a request for early termination of the waiting period thereunder), and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation. Expiration or termination of any applicable waiting period under the HSR Act is referred to herein as “HSR Clearance.”

(c)           Unless prohibited by law or government regulation, Cumulus and Townsquare shall keep the other informed of any material communications (including any meeting, conference or telephone call) concerning the FCC Applications and the Divestiture Applications and will promptly provide each other with copies of all correspondence to or from any governmental authorities with respect to this Agreement or the transactions contemplated hereby (including material correspondence, whether in electronic or documentary form, but excepting those documents containing proprietary information), and a summary of any oral communications to or from any governmental authority with respect to this Agreement or the transactions contemplated hereby (which may be by email). Cumulus and Townsquare shall furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any governmental filing hereunder. Cumulus and Townsquare shall consult and cooperate with each other in the preparation of such filings, and shall promptly inform the other party of any material communication to or from any governmental authority regarding the transactions contemplated by this Agreement. Cumulus and Townsquare shall review and discuss in advance, and consider in good faith, the views of the other party in connection with any proposed written or material oral communication with any governmental authority. Neither Cumulus nor Townsquare shall participate in any meeting with any governmental authority unless it first consults with the other party in advance, and to the extent permitted by the governmental authority, gives that party the opportunity to be present thereat. Neither Cumulus nor Townsquare shall agree to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any governmental authority without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). The FCC Consents and the HSR Clearance are referred to herein collectively as the “Governmental Consents.”

(d)          Schedule 3.4(a) sets forth license renewal applications (each a “Renewal Application”) that are pending before the FCC or are required to be filed with the FCC on or before the Outside Date (as defined in Section 10.1(d)), with respect to certain of the Stations (each, a “Renewal Station”). In order to avoid a disruption or delay in the processing of the FCC Applications, the parties will use commercially reasonable efforts to promptly prosecute and resolve any issues with respect to the pending Renewal Applications. The parties will promptly advise each other of any communications from the FCC with respect to the pending Renewal Applications. If before Closing any Renewal Applications are required to be filed under the rules, regulations and published policies of the FCC (collectively, the “FCC Rules”) before the Outside Date, the FCC Applications will include a request that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications, if the buyer agrees to assume any responsibilities, risks and liabilities associated with the pending Renewal Application(s). Townsquare shall make such representations and undertakings as necessary or appropriate to invoke such policy, including an agreement by Townsquare to assume the position of Cumulus with respect to any Renewal Applications that remain pending when the FCC Consents are issued and to thereby assume the risks relating to such Renewal Applications; provided, that Townsquare shall be entitled to reimbursement or indemnification from Cumulus for any forfeitures, fines, or other sanctions which the FCC imposes on Townsquare after Closing with respect to such Renewal Application(s) (including non-renewal of a Station’s license) in conjunction with or with respect to such Renewal Application that is not covered by an agreement identified in subsection (e) of this section; and provided further, that such reimbursement or indemnification shall be made within thirty (30) days after a request therefor is received by Cumulus.

(e)         To the extent reasonably necessary to facilitate a grant of the FCC Applications and the Divestiture Applications, Cumulus will enter into any agreements requested by the FCC, including (i) tolling agreements to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against a Station in connection with any pending complaints, investigations, letters of inquiry, or other proceedings, including, but not limited to complaints that such Station aired programming that contained obscene, indecent or profane material; (ii) escrow agreements to place into escrow certain amounts to cover any potential monetary forfeiture against Cumulus with respect to the Stations for violations of the FCC Rules; (iii) agreements regarding assignment for Cumulus to guarantee the obligations of the licensees of the Stations with respect to any potential monetary forfeiture imposed by the FCC after consummation of the transactions contemplated hereby with respect to the Stations for violations of the FCC Rules and (iv) any other agreement with the FCC to enable the FCC to assess potential monetary forfeiture against Cumulus with respect to the Stations for violations of the FCC Rules (collectively, the “FCC Agreements”). The parties will consult in good faith with each other prior to entering into the FCC Agreements.

(f)           Notwithstanding anything to the contrary in this Agreement, Townsquare and Cumulus agree that to the extent the satisfaction of any requirement or condition sought or imposed by the FCC, FTC or DOJ, relating in any way to this Agreement or the other transactions contemplated herein (“Government Conditions”) would require undertakings to divest or hold separate any of Townsquare’s existing assets, properties or businesses or any of the Station Assets to be acquired by Townsquare hereunder, then in such event the parties shall work together in good faith to eliminate such Government Conditions. If the parties are unable to eliminate such Government Conditions, in lieu of undertaking such divestitures either Cumulus or Townsquare may elect to exclude all of the Stations in the market(s) subject to such Government Condition from the transactions contemplated hereby. A party shall make any election to exclude any Station because of such Government Conditions within thirty (30) days after receipt of notice of such Government Conditions. A party’s failure to make an election within that 30-day period shall constitute a waiver of its right to exclude the Station(s) from the transactions contemplated hereby. Any excluded Stations shall be deemed to be included within the Cumulus Excluded Assets and the amount of Cash Consideration shall be reduced in accordance with Schedule 1.9(f). For the avoidance of doubt, other than as expressly contemplated in this Section 1.9, Townsquare shall have no obligation under this Agreement to divest or hold separate any of Townsquare’s existing assets, properties or businesses in connection with any Government Conditions.

ARTICLE 2:        TOWNSQUARE REPRESENTATIONS AND WARRANTIES

Townsquare hereby makes the following representations and warranties to Cumulus:

2.1         Organization.   Townsquare is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Townsquare has the requisite power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be made by Townsquare pursuant hereto (collectively, the “Townsquare Ancillary Agreements”) and to consummate the transactions contemplated hereby.

2.2         Authorization. The execution, delivery and performance of this Agreement and the Townsquare Ancillary Agreements by Townsquare have been duly authorized and approved by all necessary action of Townsquare and do not require any further authorization or consent of

Townsquare. This Agreement is, and each Townsquare Ancillary Agreement when made by Townsquare and the other parties thereto will be, a legal, valid and binding agreement of Townsquare enforceable in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.3         No Conflicts. Except as set forth on Schedule 2.3 and except for the Governmental Consents, the execution, delivery and performance by Townsquare of this Agreement and the Townsquare Ancillary Agreements and the consummation by Townsquare of any of the transactions contemplated hereby does not conflict with any organizational documents of Townsquare, any contract or agreement to which Townsquare is a party or by which it is bound, or any law, judgment, order, or decree to which Townsquare is subject, require the consent or approval of, or a filing by Townsquare with, any governmental or regulatory authority or any third party, or result in the creation of any Lien.

2.4         Qualification. Subject to the grant of the Divestiture Applications, Townsquare is legally, financially and otherwise qualified to be the licensee of, acquire, own and operate the Stations under the Communications Act of 1934, as amended (the “Communications Act”) and the FCC Rules. Except as set forth on Schedule 2.4 and subject to the grant of the Divestiture Applications, to Townsquare’s knowledge, there are no facts that would, under existing law and the FCC Rules in effect as of the date hereof, disqualify Townsquare as an assignee of the FCC Licenses or as the owner and operator of the Stations. Neither the FCC Applications nor the Divestiture Applications will include a request by Townsquare for a waiver of any provision of the Communications Act or the FCC Rules.

2.5         Financial Resources.    Townsquare has delivered to Cumulus true, correct and complete copies, as of the date of this Agreement, of (i) a commitment letter in effect as of the date hereof by and among Townsquare, Townsquare Holdings, LLC (“Holdings”) and the incremental lenders party thereto (the “Term Loan Commitment Letter”), (ii) a commitment letter in effect as of the date hereof by and among Townsquare, Holdings and the bridge lead arrangers party thereto (the “Bridge Commitment Letter”) and (iii) a commitment letter in effect as of the date hereof by and among Townsquare Media, LLC and the initial purchasers thereto (the “Senior Notes Commitment Letter”, and together with the Term Loan Commitment Letter and the Bridge Commitment Letter, the “Financing Letters”) pursuant to which each of the financial institutions party thereto (the “Lenders”) have committed to provide, subject to the terms and conditions set forth in each respective Financing Letter, financing in the amounts set forth in each respective Financing Letter (collectively, the “Financing”). As and when needed, Townsquare will have the funds sufficient to consummate the transactions contemplated by this Agreement on the terms set forth herein and to pay all related fees and expenses of Townsquare, including payment of all amounts under Section 1.5 of this Agreement. As of the date of this Agreement, the Financing Letters have not been amended or modified and the respective commitments contained in the same have not been withdrawn or rescinded in any respect (other than any reduction or termination, in each case, in accordance with the express terms of the Financing Letters as in effect on the date hereof). As of the date of this Agreement, the Financing Letters in the form(s) so delivered, are in full force and effect and are legal, valid and binding obligations of Townsquare and, to the knowledge of Townsquare, the other parties thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general principles of equity. Townsquare has fully paid, or is paying, substantially contemporaneously with the execution and delivery of this Agreement, any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement. As of the date of this Agreement, Townsquare has no reason to believe that it will be unable to satisfy any term or condition to funding contained in the Financing Letters. As of the date of this Agreement, to the knowledge of Townsquare, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Townsquare under any term or condition of the Financing Letters; provided that Townsquare is not making any representations in this Section regarding the effect of the inaccuracy of any of the representations and warranties in this Article 2. Except as set forth in the Financing Letters, there are no (i) conditions precedent to the respective obligation of the investors or Lenders to fund the full aggregate investment amount set forth in the Financing Letters; or (ii) agreements, side letters or arrangements relating to such Financing to which Townsquare or any of its affiliates is a party that would materially and adversely affect the availability of the Financing.

2.6         No Broker. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Townsquare.

ARTICLE 3:        CUMULUS REPRESENTATIONS AND WARRANTIES

Cumulus hereby makes the following representations and warranties to Townsquare:

3.1         Organization. Cumulus is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and is qualified to do business in each jurisdiction in which the Station Assets are located. Cumulus has the requisite power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be made by Cumulus pursuant hereto (collectively, the “Cumulus Ancillary Agreements”) and to consummate the transactions contemplated hereby.

3.2         Authorization. The execution, delivery and performance of this Agreement and the Cumulus Ancillary Agreements by Cumulus have been duly authorized and approved by all necessary action of Cumulus and do not require any further authorization or consent of Cumulus. This Agreement is, and each Cumulus Ancillary Agreement when made by Cumulus and the other parties thereto will be, a legal, valid and binding agreement of Cumulus enforceable in accordance with its terms, except in each case as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3         No Conflicts.  Except as set forth on Schedule 3.3 and except for the Governmental Consents and consents to assign certain of the Station Contracts, the execution, delivery and performance by Cumulus of this Agreement and the Cumulus Ancillary Agreements and the consummation by Cumulus of any of the transactions contemplated hereby and thereby does not conflict with any organizational documents of Cumulus, any contract or agreement to which Cumulus is a party or by which it is bound, or any law, judgment, order, or decree to which Cumulus is subject, require the consent or approval of, or a filing by Cumulus with, any governmental or regulatory authority or any third party, or result in the creation of any Lien other than a Permitted Lien.

3.4           FCC Licenses.  Except as set forth on Schedule 3.4:

(a)           Cumulus is the holder of the FCC Licenses described on Schedule 3.4(a), which are all of the licenses, construction permits and other authorizations issued by the FCC that are required for the present operation of the Stations. The FCC Licenses are in full force and effect, have not been revoked, suspended, canceled, rescinded, terminated or materially adversely modified, have not expired, and are not subject to any conditions except for conditions applicable to broadcast radio licensees generally or as otherwise disclosed on the face of the FCC Licenses, and have been issued for full terms. Except as set forth on Schedule 3.4(a), no Renewal Application is pending for renewal of any FCC Licenses and Cumulus is not aware of any reason that could reasonably be expected to result in a refusal by the FCC to renew any FCC License for a full term without any conditions (other than those standard to renewals of radio broadcast licenses) in the normal course. There is not pending, or, to Cumulus’ knowledge, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the FCC Licenses (other than proceedings applicable to radio broadcast licensees generally). There is not issued or outstanding, or to Cumulus’ knowledge, threatened, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or order of forfeiture against the Stations or against Cumulus with respect to the Stations that could result in any such action. There is no order to show cause, notice of violation, notice of apparent liability, notice of forfeiture issued by the FCC against Cumulus (as the licensee of the Stations) or with respect to the FCC Licenses or the Stations that remains unsatisfied. The Stations are operating in compliance in all material respects with the terms of the FCC Licenses, the Communications Act, and the FCC Rules. All material reports and filings required to be filed with the FCC by Cumulus with respect to the Stations during the Stations’ current license terms have been timely filed, and all FCC regulatory fees have been timely paid. All such reports and filings and payments are accurate and complete in all material respects.

(b)           The Stations are in compliance in all material respects with the requirements of the FAA with respect to the construction and/or alteration of the Stations’ antenna structures and, where required, FAA “no hazard” determinations for each antenna structure have been obtained and, where required, each antenna structure has been registered with the FCC.

3.5         Taxes. Cumulus has, in respect of the Stations’ business, filed all foreign, federal, state, county and local income, excise, property, sales, use, franchise, payroll and other tax returns, forms and reports which are required to have been filed by it under applicable law, and has paid all taxes in full or discharged (or set aside appropriate amounts for) all taxes which are required to be paid by it under applicable law. There are no pending or, to Cumulus’ knowledge, threatened, investigations or claims against Cumulus for or relating to any liability in respect of taxes related to the Stations’ business. All taxes required to be withheld by Cumulus with respect to the Stations’ business have been withheld and paid (or will be paid) when due to the appropriate governmental authority.

3.6         Personal Property. Schedule 3.6 contains a list of material items of Tangible Personal Property included in the Station Assets. Except as set forth on Schedule 3.6, Cumulus has good and marketable title to or, in the case of leased Tangible Personal Property, valid and subsisting leasehold interest in, the Tangible Personal Property free and clear of Liens other than Permitted Liens. Except as set forth on Schedule 3.6, all material items of Tangible Personal Property are in good operating condition, ordinary wear and tear excepted.

3.7         Real Property. Schedule 3.7 contains a description of the Real Property. The Real Property constitutes all real properties used or occupied by Cumulus in connection with the Stations’ business other than Real Property used or occupied that is immaterial to the Stations’ business. Cumulus has good and marketable fee simple title to the owned Real Property described on Schedule 3.7 (the “Owned Real Property”) (if any), free and clear of Liens other than Permitted Liens. With respect to the Real Property, no portion thereof is subject to any pending or, to Cumulus’ knowledge, threatened condemnation proceeding or proceeding by any public authority. The Real Property is sufficient for the operation of the Stations as currently operated, and to the knowledge of Cumulus, no material capital expenditures are required in respect of the Real Property to continue to operate the Stations as currently operated. Except as set forth in Schedule 3.7(a) and except for Permitted Liens, there are no leases, subleases, licenses or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Real Property other than the Real Property Leases. Schedule 3.7(a) includes a description of each lease of Real Property or similar agreement included in the Station Contracts (the “Real Property Leases”). Cumulus has valid leasehold interests in the Real Property Leases, free and clear of all Liens other than Permitted Liens. The Real Property is not subject to any suit for condemnation or other taking by any public authority. The Real Property includes access to the Stations’ facilities consistent with past practices.

3.8         Contracts. Schedule 3.8(a) contains a list of all contracts (written or oral) that as of the date hereof used in the operation of, or bind or otherwise restrict in any material respect, the Stations, including, but not limited to, programming agreements, vendor agreement, service contracts, licensing agreements, tower agreements, local marketing agreements and network agreements, but excluding agreements for the sale of advertising time entered into in the ordinary course of business terminable on not more than sixty (60) days notice, barter arrangements and contracts involving payments or receipts of less than $50,000 per annum, except for Real Property Leases listed on Schedule 3.7 hereto (the “Material Contracts”). The Real Property Leases and the Material Contracts requiring the consent of a third party to assignment are set forth on Schedule 3.8(b). Each of the Material Contracts is in effect and is binding upon Cumulus and, to Cumulus’s knowledge, the other parties thereto (subject to bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally). Cumulus has performed its obligations under each of the Material Contracts in all material respects, and is not in material default thereunder, and to Cumulus’s knowledge, no other party to any of the Material Contracts is in default thereunder in any material respect. Schedule 3.8(a) lists a summary of barter payables and barter receivables. To the extent of any oral agreement required to be disclosed on Schedule 3.8(a), a summary of such agreement is set forth on Schedule 3.8(a). Except as set forth on Schedule 3.8(a), none of the Material Contracts (i) involve Cumulus and any entity in which any officer, director or shareholder of Cumulus has any interest, (ii) require Cumulus to make any payment upon consummation of the transactions contemplated hereby, or upon any subsequent sale of the Station Assets or (iii) restrict the ability of Cumulus to compete in any jurisdiction.

3.9         Environmental. Except as set forth on Schedule 3.9 or in any environmental report delivered by Cumulus to Townsquare prior to the date of this Agreement, to Cumulus’ knowledge, no hazardous or toxic substance or waste regulated under any applicable environmental, health or safety law has been generated, stored, transported or released on, in, from or to or are present on, in or under the Real Property included in the Station Assets. Except as set forth on Schedule 3.9 or in any environmental report delivered by Cumulus to Townsquare prior to the date of this Agreement, (a) Cumulus has complied in all material respects with all environmental, health and safety laws applicable to the Stations, (b) there has been no action, notice or claim pending or, to Cumulus’ knowledge, threatened, against Cumulus that asserts that Cumulus has violated any environmental, health or safety laws applicable to the Real Property and (c) to Cumulus’ knowledge, no conditions with respect to the past or present operations or business of the Stations exist which could reasonably be expected to give rise to any common law or statutory liability in respect of the Stations’ business under any environmental, health or safety law based on any such condition.

3.10       Intangible Property.  Schedule 3.10 contains a description of the material Intangible Property included in the Station Assets, including (i) all material patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications and domain names included in the Intangible Property and (ii) all material (A) licenses of Intangible Property to any third party included in the Station Assets, (B) licenses of intellectual property by any third party to Cumulus included in the Station Assets, (C) agreements between Cumulus and any third party relating to the development or use of intellectual property, the development or transmission of data, or the use, modification, framing, linking, advertisement or other practices with respect to Internet web sites of any of the Stations and (D) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intangible Property included in the Station Assets, other than commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click-wrap licenses that is not material to the operation of the Stations. Except as set forth on Schedule 3.10, (i) to Cumulus’ knowledge, Cumulus’ use of the Intangible Property does not infringe upon any third party rights in any respect, (ii) no material Intangible Property is the subject of any pending, or, to Cumulus’ knowledge, threatened legal proceedings claiming infringement or unauthorized use, (iii) Cumulus has not received any written notice that its use of any material Intangible Property is unauthorized or infringes upon the rights of any other person, and (iv) to Cumulus’ knowledge, no person is engaging in any activity that infringes upon the Intangible Property in any material respect. Except as set forth on Schedule 3.10, to Cumulus’ knowledge, Cumulus owns or has the right to use the Intangible Property free and clear of Liens other than Permitted Liens.

3.11       Employees. Except as set forth on Schedule 3.11(a), (i) Cumulus has complied in all material respects with all labor and employment laws, rules and regulations applicable to the Stations’ business, including, without limitation, those which relate to prices, wages, hours, discrimination in employment, health, safety and welfare, immigration and collective bargaining, (ii) there is no unfair labor practice charge or complaint against Cumulus in respect of the Stations’ business pending or, to Cumulus’ knowledge, threatened before the National Labor Relations Board, any state labor relations board or any court or tribunal, and there is no strike, dispute, request for representation, slowdown or stoppage pending or threatened in respect of the Stations’ business, and (iii) Cumulus is not party to any collective bargaining, union or similar agreement with respect to the employees of Cumulus at the Stations, and to Cumulus’

knowledge, no union represents or claims to represent or is attempting to organize such employees. Schedule 3.11(b) lists, as of the date hereof, by each Station, the name, current annual salary rate, bonus year to date as of July 31, 2013, classification, accrued vacation, date of employment and position of each employee of such Station. Except as set forth on Schedule 3.11(c), each employee of the Stations is an employee at-will, and no severance is payable upon the cessation of employment. Except as set forth on Schedule 3.11(d), no employee of the Stations has been transferred to another Station (excepting any Station) or division or group in the past three months.

3.12       Insurance. Cumulus maintains insurance policies or other arrangements with respect to the Stations and the Station Assets consistent with its practices for other stations, and will maintain such policies or arrangements until the Effective Time. Cumulus has not received notice from any issuer of any such policies of its intention to cancel, terminate or refuse to renew any such insurance policy. Each such insurance policy is in full force and effect, and Cumulus is not in default in any material respect thereunder.

3.13       Compliance with Law. Other than with respect to the FCC Licenses (which are governed by Section 3.4) and except as set forth on Schedule 3.13, (i) Cumulus has complied in all material respects with all laws, rules and regulations applicable to the operation of the Stations or to any of the Station Assets, and all decrees and orders of any court or governmental authority which are applicable to the operation of the Stations or to any of the Station Assets, and (ii) to Cumulus’ knowledge there are no governmental claims or investigations pending or threatened against Cumulus in respect of the Stations except those affecting the industry generally. Except as set forth in Schedule 3.13, the Stations hold all permits, registrations, licenses, variances, exemptions, orders and approvals of all governmental authorities that are necessary or appropriate to the operation of the Stations or which are required as a result of the activities of Stations, except where the failure to hold any such permits, registrations, licenses, variances, exemptions, orders and approvals would not be material to the operation of any of the Stations.

3.14       Litigation. Other than with respect to the FCC Licenses (which are governed by Section 3.4) and except as set forth on Schedule 3.14, there is no action, suit or proceeding pending or, to Cumulus’ knowledge, threatened against Cumulus before any governmental authority (excluding the FCC) or any court of competent jurisdiction in respect of the Stations that will subject Townsquare to liability or which will affect Cumulus’ ability to perform its obligations under this Agreement. Cumulus is not operating under or subject to any order, writ, injunction or decree relating to the Stations or the Station Assets of any court or governmental authority which would have a material adverse effect on the condition of the Stations or any of the Station Assets or on the ability of Cumulus to enter into this Agreement or consummate the transactions contemplated hereby, other than those of general applicability. Except as set forth on Schedule 3.14, there were no material litigation matters to which Cumulus was a party in respect of any of the Stations during the three (3) years preceding the date of this Agreement.

3.15       Financial Statements. Cumulus has provided to Townsquare copies of a balance sheet for the Stations as of December 31, 2012 and June 30, 2013 and income statements for the Stations for the year ended December 31, 2011, December 31, 2012 and for the year to date through June 30, 2013 (together with copies of monthly income statements for the Stations during all such periods), each as attached to Schedule 3.15 hereto. Such year-end statements are the statements included in the audited consolidated financial statements of Cumulus and its affiliates (but such statements are not separately audited and the year to date statements are not audited). Shared operating expenses and revenue from combined sales are allocated among the Stations and other stations and business units as determined by Cumulus. Such statements may reflect the results of intercompany arrangements that are Cumulus Excluded Assets. Except for the foregoing and except for the absence of footnotes, such statements have been prepared in accordance with GAAP, and in the aggregate present fairly in all material respects the results of operations of the Stations as operated by Cumulus for the respective periods covered thereby.

3.16       No Undisclosed Liabilities. There are no liabilities or obligations of Cumulus with respect to the Stations that will be binding upon Townsquare after the Effective Time other than the Assumed Obligations and other than pursuant to the prorations under Section 1.6.

3.17       Station Assets. The Station Assets include all properties, assets and rights that are owned or leased by Cumulus and used or held for use in the operation of the Stations in all material respects as currently operated, except for the Excluded Assets.

3.18       Conduct of Business. Except as set forth on Schedule 3.18, since January 1, 2013, Cumulus has conducted the business of the Stations in the ordinary course of business consistent with past custom and practice in all material respects and there has been no Material Adverse Effect with respect to the Stations. Without limitation of the foregoing and except as described herein or set forth on Schedule 3.18, since January 1, 2013, Cumulus has not, with respect to the Stations and the Stations’ business:

(a)          sold, assigned or transferred any of the Station Assets other than in the ordinary course of business;

(b)          conducted cash management customs and practices (including the timing of collection of receivables and payment of payables and other current liabilities) and maintained books and records other than in the ordinary course of business consistent with past custom and practice in all material respects;

(c)           made any material change in the customary methods of operations of the Stations, including practices and policies relating to purchasing, marketing, selling and pricing;

(d)          sold, assigned, transferred, abandoned or permitted to lapse any licenses or permits which, individually or in the aggregate, are material to the Stations’ business or operations; or

(e)          granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits (including, without limitation any Employee Benefit Plan) payable to any employees of the Stations except as required by applicable law or any collective bargaining agreement or other contract, and ordinary increases consistent with the past practices.

For purposes of this Agreement, “Material Adverse Effect” means any change, condition, event or circumstance that is or would reasonably expected to have, either individually or in the aggregate with all other changes, conditions, events or circumstances, with or without notice, lapse of time or both, a material adverse effect on (a) the Stations’ business or the Station

Assets, the business, financial condition or operating results of the Stations, as applicable, on an individual market (and not on a collective) basis, whether or not covered by insurance or other third-party indemnification obligation, or (b) the ability of Cumulus, to comply with and perform its obligations, covenants and agreements herein or in any Cumulus Ancillary Agreement, as applicable; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: any condition, event or circumstance caused by or related to (i) any change or development in the broadcast radio industry which does not have a material disproportionate impact on the Stations, as applicable, (ii) any change or development in the financial, banking, credit, securities or capital markets, or any change in the general, national, international or regional economic or financial conditions, (iii) any change or development in general regulatory, social or political conditions, (iv) any change or development in laws; or (v) any announcement of this Agreement or the pendency of the transactions contemplated hereby.

3.19       Employee Benefits.   Schedule 3.19 sets forth each material Employee Benefit Plan which Cumulus or any of its affiliates maintains, sponsors, makes contributions to, has obligated itself to make contributions to, or to pays any benefits to or for the benefit of employees of the Cumulus Stations. Correct and complete copies of such material Employee Benefit Plans have been previously furnished to Townsquare.   For purposes of this Agreement: (a) “Employee Benefit Plan” means any “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “multi-employer plan” (as defined in Section 3(37) of ERISA), plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of such person’s or entity’s employees or former employees or beneficiaries thereof, personnel policy (including vacation time, holiday pay, bonus programs, moving expense reimbursement programs and sick leave), excess benefit plan, bonus or incentive plan (including stock options, restricted stock, stock bonus and deferred bonus plans), salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement or any other benefit, program or contract; and (b) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

3.20       No Broker. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cumulus.

3.21       Impact Network Revenue.   Cumulus represents that it has been the historical practice of the Stations located in the Lansing and Portsmouth markets (the “Citadel Legacy Stations”) to make available one (1) minute per hour, between 6 A.M. and 12 A.M., Monday through Sunday, and an additional one (1) minute per hour between 5 A.M. and 6 A.M. Monday through Friday, to Impact Marketing Network (“Impact”) for sale through the network and that the network revenue (net of expenses) from Impact for the twelve-month period ending June 30, 2013 was $320,921.

3.22       Legacy Cumulus Market Network Inventory. Cumulus represents that it has been the historical practice of its Stations on Schedule 3.22 (the “Cumulus Legacy Stations”) to make available fifty six (56) units per week (or one hundred twelve (112) units per week in certain cases), as outlined on Schedule 3.22, to the Cumulus Media Network (“CMN”) for sale through the network.

ARTICLE 4:        COVENANTS

4.1         Cumulus Covenants. Cumulus covenants and agrees that between the date hereof and the time of the Closing, Cumulus shall conduct the business of the Stations in the ordinary course in all material respects. Subject to and without limiting the foregoing, Cumulus shall, with respect to the Stations, (i) continue their advertising and promotional activities; (ii) not shorten or lengthen the payment cycles for any of their payables or receivables; and (iii) use their commercially reasonable efforts to preserve intact the Stations and the business organization (including employees) of the Stations. Without limiting the foregoing, between the date hereof and Closing, except as permitted by this Agreement or with the prior written consent of Townsquare, which shall not be unreasonably withheld, delayed or conditioned, Cumulus shall:

(a)           operate the Stations in the ordinary course of business (for avoidance of doubt, any expense reductions made consistent with past practices shall be deemed in the ordinary course of business), consistent with past practice and in all material respects in accordance with the Communications Act, FCC Rules and with all other applicable laws, and government regulations, rules and orders;

(b)          not materially adversely modify, and in all material respects maintain in full force and effect, the FCC Licenses;

(c)           not make any engineering or technical change which materially reduces the power or coverage of any Station or which requires the consent of or filing with the FCC, except as permitted by FCC Rules for periods of maintenance or as reasonably necessary due to matters outside of Cumulus’ reasonable control;

(d)          promptly deliver to Townsquare copies of any reports, applications or other documents filed with the FCC;

(e)           promptly notify Townsquare of (i) any Broadcast Interruption, (ii) any inquiry, investigation or proceeding which, to the knowledge of Cumulus, has been initiated by the FCC relating to the Stations and (iii) any petition to deny, informal objection or other objection that has been filed against any Station;

(f)           diligently prosecute and use commercially reasonable efforts to obtain approval of any applications pending before the FCC (including the Renewal Applications, if any) and prosecute or timely make and use commercially reasonable efforts to obtain approval of any filings necessary or appropriate in other proceedings before the FCC to preserve or obtain any FCC License for a Station without material adverse modification (including timely submitting and prosecuting and using commercially reasonable efforts to obtain approval of any Renewal Application);

(g)          not other than in the ordinary course of business, sell, lease or dispose of or agree to sell, lease or dispose of any of the Station Assets unless replaced with similar items of substantially equal or greater value and utility (which replacement items shall constitute Station Assets), or create, assume or permit to exist any Liens upon the Station Assets, except for Permitted Liens, and not dissolve, liquidate, merge or consolidate with any other entity;

(h)          maintain the Tangible Personal Property and the Real Property in the

ordinary course of business, subject to Section 5.4;

(i)            upon reasonable notice, give Townsquare and its officers, employees, agents, accountants, counsel, consultants, Financing Sources (as defined below) and representatives reasonable access during normal business hours to the Station Assets and the offices, facilities, books and records of Cumulus relating to the Stations (including the Cumulus general ledgers and accounting systems) and to those officers, directors, employees (including general managers), agents, accounts and counsel of Cumulus who have knowledge regarding the Stations, and furnish Townsquare and its officers, employees, agents, accountants, counsel, consultants, Financing Sources and representatives with information relating to the Station Assets and the Assumed Obligations that Townsquare may reasonably request, provided that such access rights shall be undertaken consistent with applicable antitrust rules and not be exercised in a manner that interferes with the operation of the Stations;

(j)            except in the ordinary course of business and as otherwise required by law, not (i) enter into any employment, labor, or union agreement or plan (or amendments of any such existing agreements or plan) that will be binding upon Townsquare after Closing or (ii) increase the compensation payable to any employee of the Stations, except for such bonuses and other compensation payable by Cumulus in connection with the consummation of the transactions contemplated by this Agreement (if any), which are set forth on Schedule 4.1(j); and

(k)           not enter into new Station Contracts that will be binding upon Townsquare after Closing or amend or terminate any existing Station Contracts, except for (i) new advertising time sales agreements and other Station Contracts made in the ordinary course of business that are terminable on ninety days’ notice or less without penalty, (ii) other Station Contracts made with Townsquare’s prior consent, and (iii) other Station Contracts that do not require post-Closing payments (terminal value) by Townsquare or Barter of more than $50,000 (in the aggregate for all such new contracts).

For purposes of calculating the amount of said post-Closing payments by Townsquare, if a contract is terminable by giving advance notice, then such amount shall include only the post-Closing amount that would be payable if a termination notice were given at Closing (whether or not such notice is in fact given), but in no event shall such amount be more than the amount payable absent such termination notice.

ARTICLE 5:        OTHER COVENANTS

Cumulus and Townsquare hereby covenant and agree as follows:

5.1         Confidentiality.

(a)           An affiliate of Townsquare and an affiliate of Cumulus are parties to that certain letter agreement, dated as of May 24, 2013, as amended (collectively, the “NDA”) with respect to the transaction contemplated hereby. To the extent not already a direct party thereto, Cumulus and Townsquare hereby assume the NDA and agree to be bound by the provisions thereof. Without limiting the terms of the NDA, subject to the requirements of applicable law, all non-public information regarding the parties and their business and properties that is disclosed in connection with the negotiation, preparation or performance of this Agreement (including without limitation all financial information) shall be confidential and shall not be disclosed to any other person or entity, except the parties’ representatives and lenders for the purpose of consummating the transaction contemplated by this Agreement.

(b)           For a period of three (3) years after the Closing, Cumulus shall, and shall cause its agents, representatives and affiliates to: (i) treat and hold as confidential (and not disclose or provide access to any third party other than its agents, representatives and affiliates) all information relating to advertiser lists, advertising rates, and marketing plans, details of contracts, and all other confidential or proprietary information that are exclusively related to the Station Assets and the Stations’ business, (ii) in the event that Cumulus or any agent, representative, affiliate, employee, officer or director of Cumulus becomes legally compelled to disclose any such information, provide Townsquare with prompt written notice of such requirement so that may seek a protective order or other remedy or waive compliance with this Section 5.1(b), and (iii) in the event that such protective order or other remedy is not obtained, or such other party waives compliance with this Section 5.1(b), furnish only that portion of such confidential information which is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this Section 5.1(b) shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed by Cumulus in breach of this Agreement; provided, further, that either party (and any employee, representative or other agent of such party) may disclose, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure.

5.2         Announcements. Except as otherwise required by FCC Rules, prior to Closing, no party shall, without the prior written consent of the other party, which shall not be unreasonably withheld, issue any press release or make any other public announcement concerning the transactions contemplated by this Agreement, except to the extent that such party is so obligated by law or judicial process, in which case such party shall give advance notice to the other, and except that the parties shall cooperate to make a mutually agreeable announcement, and except as necessary to enforce rights under or in connection with this Agreement. Notwithstanding the foregoing, the parties acknowledge that this Agreement and the terms hereof will be filed with the FCC Applications and thereby become public. From and after the Closing, no party shall, without the prior written consent of the other party, which shall not be unreasonably withheld, issue any press release or make any other public announcement concerning the closing of the transactions contemplated by this Agreement, other than the filing of consummation notices and ownership reports with the FCC.

5.3         Control. Townsquare shall not, directly or indirectly, control, supervise or direct the operation of the Stations prior to Closing. Consistent with the Communications Act and the FCC Rules, control, supervision and direction of the operation of the Stations prior to Closing shall remain the sole responsibility of Cumulus as the holder of the FCC Licenses.

5.4         Risk of Loss. With respect to the Station Assets:

(a)           Cumulus shall bear the risk of any loss of or damage to any of its assets at all times until the Effective Time, and Townsquare shall bear the risk of any such loss or damage thereafter.

(b)          If prior to Closing a Station is off the air or operating at a power level that results in a material reduction in coverage, or if the regular broadcast transmissions of a Station in the normal and usual manner are otherwise interrupted or discontinued (a “Broadcast Interruption”), then Cumulus shall return (or cause the return of) the station to the air and restore (or cause the restoration of) prior coverage as promptly as possible in the ordinary course of business, and shall timely make (or cause the timely making of) any filings for such Broadcast Interruption as may be required under the FCC Rules. Notwithstanding anything herein to the contrary, if prior to Closing there is a Broadcast Interruption in excess of twenty four (24) consecutive hours or for more than seventy-two (72) hours (or, in the event of force majeure, ninety-six (96) hours), whether or not consecutive, during any period of ten (10) consecutive days, then Townsquare may postpone Closing until the date five (5) business days after the Station returns to the air and prior coverage is restored in all material respects, subject to Section 10.1.

5.5         Environmental.

(a)           With respect to any owned real property or ground lease included in the Station Assets, Townsquare may conduct Phase I environmental assessments (each a “Phase I”) within sixty (60) days after the date of this Agreement; provided, that such assessments are conducted during normal business hours upon reasonable prior notice (and subject to landlord consent if necessary), but completion of such assessments (or the results thereof) is not a condition to Closing.

(b)          If any Phase I or any item set forth on Schedule 3.9 or any environmental report provided by Cumulus to Townsquare prior to the date of this Agreement identifies a condition requiring remediation under applicable environmental law, then:

(i)          except as set forth below, Cumulus shall remediate (or cause the remediation of) such condition in all material respects as soon as reasonably practicable, and shall use commercially reasonable efforts to complete such remediation prior to Closing; and

(ii)         if such remediation is not completed prior to Closing, then the parties shall proceed to Closing (with Cumulus’ representations and warranties deemed modified to take into account any such condition) and Cumulus shall remediate such item in all material respects after Closing (and Townsquare will provide access and any other reasonable assistance requested with respect to such obligation) as soon as practicable.

Notwithstanding the foregoing or anything herein to the contrary, in the event the costs and expenses to remediate any such condition exceeds $300,000 in the aggregate, Cumulus may elect (in its sole discretion) to not remediate such condition by written notice to Townsquare and in such event Townsquare may elect to exclude all of the Stations in the market(s) in which the condition exists from the transactions contemplated hereby by written notice to Cumulus within ten (10) days of receipt of notice from Cumulus and the Closing Date shall be delayed by two (2) business days to accommodate such election. Townsquare’s failure to make an election within such ten (10) day period shall constitute a waiver of its right to exclude the Stations in such market(s) from the transactions contemplated hereby. Any excluded Stations shall be deemed to be included within the Cumulus Excluded Assets and the amount of Cash Consideration shall be reduced in accordance with Schedule 1.9(f).

5.6        Consents.

(a)           The parties shall use commercially reasonable efforts to obtain any third party consents necessary for the assignment of any Station Contract or Real Property Leases (which shall not require any payment to any such third party), but no such consents are conditions to Closing.

(b)           To the extent that any Station Contract may not be assigned without the consent of any third party, and such consent is not obtained prior to Closing, this Agreement and any assignment executed pursuant to this Agreement shall not constitute an assignment thereof; provided, however, with respect to each such contract, (i) the parties shall cooperate to the extent feasible in effecting a lawful and commercially reasonable arrangement under which Townsquare shall receive the benefits thereunder from and after Closing, and to the extent of the benefits received, Townsquare shall pay and perform Cumulus’s obligations arising thereunder from and after Closing in accordance with its terms; and (ii) the parties shall cooperate with each other and each contract counterparty and shall use their commercially reasonable efforts to obtain consent to such assignment as soon as practicable following the Closing. In the event the parties are unable to effect a lawful and commercially reasonable arrangement under which Townsquare shall receive the benefits from any Station Contract from and after Closing, then the parties shall proceed to Closing (with Cumulus’s representations and warranties deemed modified to take into account any such condition) and Cumulus shall either (A) defend, indemnify and hold harmless Townsquare to the extent necessary to make Townsquare whole as it relates to any such Station Contract, and from and against any and all Damages related thereto; provided, however, the maximum aggregate liability of Cumulus under this Section with respect to any Station to which any such Station Contract(s) relates shall be an amount equal to seven (7) times broadcast cash flow for the twelve months ended 5/31/13; or (2) exclude all of the Stations in the market(s) in which such Station Contract resides from the transactions contemplated hereby by written notice to Townsquare within two (2) days of the original Closing Date and the Closing Date shall be delayed by two (2) business days to accommodate such election. Any excluded Stations shall be deemed to be included within the Cumulus Excluded Assets and the amount of Cash Consideration shall be reduced in accordance with Schedule 1.9(f).

5.7         Employees. With respect to the Stations, as applicable:

(a)           Cumulus has provided Townsquare a list showing employee positions and certain compensation information for employees of its stations who are available to Townsquare for hire. Except as set forth on Schedule 5.7(a), Townsquare may, but is not obligated to, offer post-Closing employment to such employees. Notwithstanding Section 1.4, with respect to each such employee, within sixty (60) calendar days after the date of this Agreement, Townsquare shall notify Cumulus in writing whether or not it will offer Comparable Employment (defined below) to such employee upon Closing. Notwithstanding Section 1.4, within thirty (30) calendar days after Closing, Townsquare shall give Cumulus written notice identifying (i) all Transferred Employees (defined below) and (ii) all individuals who were employed by Cumulus prior to Closing who were offered Comparable Employment with Townsquare who did not accept such offers. As used herein, “Comparable Employment” means employment with no material reduction in base salary or material change in the amount of scheduled hours, and no requirement to commute more than thirty (30) miles further than the employee’s commute while employed by Cumulus. For the avoidance of doubt, Townsquare may offer employment on such terms and conditions as are consistent with its employment policies and has no obligation to offer Comparable Employment, or to offer employment to an individual, or to maintain the employment of any individual.

(b)          At Closing, Cumulus shall pay a pro-rata portion of any bonuses that employees would have earned if such employees were still employed by Townsquare at the end of the relevant period following Closing based on whether as of Closing such employees achieved a pro-rata portion of the goals required to earn such bonuses.

(c)           If applicable, Cumulus shall give any notice to any applicable employees required under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local law, and, notwithstanding Section 1.4, Townsquare shall comply with any applicable requirements thereunder after the Effective Time. If the WARN Act or any such other law is applicable, then Cumulus may by written notice to Townsquare extend the Closing Date to a date within five (5) business days after the expiration of all applicable notice periods.

(d)          With respect to employees of the Stations, hired by Townsquare (“Transferred Employees”), Cumulus shall be responsible for all compensation and benefits arising prior to the Effective Time (in accordance with Cumulus’s employment terms), and Townsquare shall be responsible for all compensation and benefits arising after the Effective Time (in accordance with Townsquare’s employment terms). Townsquare shall grant credit to each Transferred Employee for any sick leave accrued in the current calendar year (but not any prior calendar year) and any vacation days accrued and unpaid in the current calendar year (but not any prior calendar year unless and to the extent it constitutes an accrued benefit under Cumulus’s policies) that exists as of the Effective Time. Townsquare shall receive an appropriate adjustment as provided by Section 1.6 for any such accrued sick time and vacation that it assumes.

(e)           Townsquare shall permit Transferred Employees (and their spouses and dependents) to participate in its “employee welfare benefit plans” (including, without limitation, health insurance plans) and “employee pension benefit plans” (as defined in ERISA) in which similarly situated employees are generally eligible to participate, with coverage effective immediately upon Closing (and without exclusion from coverage on account of any pre-existing condition), with service with Cumulus deemed service with Townsquare for purposes of any length of service requirements, waiting periods, vesting periods and differential benefits based on length of service, and with credit under any welfare benefit plan for any deductibles or co- insurance paid for the current plan year under any plan maintained by Cumulus.

(f)           Townsquare shall also permit each Transferred Employee who participates in Cumulus’s 401(k) plan to elect to make direct rollovers of their account balances into Townsquare’s 401(k) plan as soon as administratively feasible after Closing, including the direct rollover of any outstanding loan balances such that they will continue to make payments under the terms of such loans under Townsquare’s 401(k) plan, subject to compliance with applicable law and subject to the reasonable requirements of Townsquare’s 401(k) plan.

(g)          For the avoidance of doubt, nothing contained in this Section 5.7 shall have any effect on or otherwise impair any rights under, in any respect, any contract in effect on the date hereof between any of the parties or any of their respective affiliates, on the one hand, and any employee, on the other hand. No employee, Transferred Employee, or any other person shall be third party beneficiaries of this Section 5.7 and the parties hereto do not intend to permit any third party claims hereunder. This Agreement shall not be deemed to amend or modify any employee benefit plan sponsored by Townsquare or its affiliates.

5.8           Actions. With respect to the Stations, after Closing, Townsquare shall cooperate with Cumulus in the investigation, defense or prosecution of any action which is pending or threatened against Cumulus or its affiliates, whether or not any party has notified the other of a claim for indemnification with respect to such matter; provided, however, that Cumulus shall reimburse Townsquare for the out-of-pocket costs reasonably incurred by Townsquare as a result of its compliance with this Section 5.8.  Without limiting the generality of the foregoing, Townsquare shall make available its employees to give depositions or testimony and shall preserve and furnish all documentary or other evidence that Cumulus may reasonably request.

5.9           Real Property.

(a)           With respect to each parcel of Owned Real Property, Townsquare may obtain, at Townsquare’s expense, current surveys and preliminary title reports in order to obtain customary owner’s title commitments to issue a policy of title insurance containing the standard stipulations and conditions of the most current standard ALTA Form of Owner’s Title Insurance Policy in use in the states in which such real property is located insuring that Townsquare shall receive at Closing indefeasible fee simple title to such real property, free and clear of all Liens, other than a Permitted Lien. Cumulus shall provide Townsquare reasonable assistance in obtaining such title commitments, including, without limitation, providing access to the applicable owned real property to perform such surveys, provided that such surveys are conducted during normal business hours upon reasonable prior notice to Cumulus. Without in any way limiting the parties rights under Article 6 or Article 7, the parties agree that the Closing is not conditioned upon the completion of any such survey or title report.

(b)          If any such title report or survey obtained prior to Closing discloses a

Lien on the Owned Real Property that is not a Permitted Lien, then:

(i)          Townsquare shall so notify Cumulus within twenty (20) days of its receipt of such title report or survey, but in any event prior to Closing; and

(ii)         except as set forth below, Cumulus shall remediate such Lien as soon as reasonably practicable in all material respects.

(c)           If remediation of all Liens on the Owned Real Property that are not Permitted Liens is not completed prior to Closing, then, subject to Section 5.15(d), the parties shall proceed to Closing (with Cumulus’s representations and warranties deemed modified to take into account any such condition), and Cumulus shall remediate such Lien as soon as reasonably practicable in all material respects and shall defend, indemnify and hold harmless Townsquare to the extent necessary to make Townsquare whole as it relates to such Liens (as if such Liens had not existed as of the Closing), including any costs and expenses (including attorneys' fees and expenses) of remediating such Liens, and from and against any and all Damages related thereto.

(d)          Notwithstanding anything to the contrary contained in this Section 5.9, if any title report or title commitment discloses judgments, bankruptcies or other returns against other persons or entities having names the same as or similar to that of a conveying party, then Cumulus, at the Closing and to the extent applicable, shall deliver to the applicable title company affidavits to the effect that such judgments, bankruptcies or other returns are not against Cumulus in order to induce the title company to omit exceptions with respect to such judgments, bankruptcies or other returns or to insure over the same.

(e)          Nothing in this Section 5.9 shall in any way limit the parties' rights under Article 6 and Article 7.

5.10        Retention of and Access to Books and Records. Cumulus may retain a copy of all data books and records relating to the pre-Closing operations of the Stations. After the Closing, Townsquare shall retain those records delivered to Townsquare by Cumulus for a period of at least three (3) years. Townsquare shall provide Cumulus and its representatives with reasonable access to any such books and records of which Cumulus did not retain a copy, during normal business hours and on reasonable prior written notice to Townsquare. From the date hereof until Closing, Cumulus agrees to make its CFO available to discuss ongoing operations and the status of the businesses of the Stations during normal business hours and on reasonable prior written notice.

5.11         Insurance Policies. Cumulus shall maintain in effect, and pay all premiums with respect to, all of their respective insurance policies (on such terms and with such limits as in effect on the date hereof) on the Stations until the Closing. Upon the occurrence of any event that requires repair, replacement or remediation pursuant to Sections 5.5 or 5.16, then to the extent such event is covered by any such insurance policy and Cumulus elects not to use available funds other than insurance proceeds to complete such repair, replacement or remediation, Cumulus shall make a claim to the appropriate insurer under such insurance policy, and any and all such insurance proceeds received by Cumulus shall be used exclusively by Cumulus to take such actions as are required by Sections 5.5 or 5.16.

5.12        Marks. Townsquare shall not have any right, title, interest, license or any other right whatsoever to use the words “Cumulus” or “Citadel” or any trademarks containing or comprising “Cumulus” or “Citadel” or any trademark confusingly similar thereto or dilutive thereof (collectively, the “Cumulus Marks”). From and after the Closing, Townsquare shall (a) cease using Cumulus Marks in any manner, directly or indirectly, except for such uses that cannot be promptly terminated (e.g., signage, e-mail addresses, and as a referral or pointer to the acquired web site), and to cease such limited usage of Cumulus Marks as promptly as possible after the Closing and in any event within sixty (60) days following the Closing Date, (b) within sixty (60) days following the Closing Date, use commercially reasonable efforts to, remove, strike over or otherwise obliterate all Cumulus Marks from all assets and all other materials owned, possessed or used by it, and (c) use commercially reasonable efforts to cause any third parties using or licensing such Cumulus Marks on behalf or with the consent of Townsquare to remove, strike over, or otherwise obliterate all Cumulus Marks from all materials owned, possessed or used by such third parties.

5.13         Cooperation.  Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Cumulus and Townsquare each covenant and agree to take such commercially reasonable actions as may be reasonably requested by a party in order to effect an orderly transition of the Stations. In furtherance thereof, upon request Cumulus shall provide to Townsquare accounting and financial information created or maintained above the market and exclusively related to the Stations, and technical support for the purpose of transitioning web hosting and similar matters.

5.14        Network Revenue. For each of the first four 12-month periods after the Closing, Cumulus will compensate the Citadel Legacy Stations for inventory contribution (the “Inventory Compensation Amount”), on a quarterly basis. In exchange, the Citadel Legacy Stations will continue to make available one (1) minute per hour, between 6 A.M. and 12 A.M., Monday through Sunday, and an additional one (1) minute per hour between 5 A.M. and 6 A.M. Monday through Friday to Impact for sale through the network. For the first 12-month period following Closing (the “Base Year”), the Inventory Compensation Amount shall be $210,476 . At the end of the Base Year, and at the end of each of the two 12-month periods following the Base Year, to the extent a decrease in ratings, AQH contribution of the Citadel Legacy Stations to Impact or overall decline in the network market has occurred during the prior 12-month period, the Inventory Compensation Amount for the immediately following year will be adjusted to reflect such changes. The Inventory Compensation Amount as so adjusted will serve as the base from which any adjustments for subsequent 12 - month periods shall be made. Townsquare shall have the option to cancel the aforementioned arrangement with Cumulus to Impact provided that such termination may only begin on the day preceding the first day of a broadcast calendar quarter and Townsquare shall have provided prior written notice to Cumulus at least 45 days prior to the beginning of such broadcast calendar quarter. Upon such cancellation, Cumulus shall have no further obligations under this Section 5.14.

5.15        Financing Efforts.

(a)          Subject to the terms and conditions of this Agreement, Townsquare will use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Financing Letters, and will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Letters if such amendment, modification or waiver would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur, (C) materially adversely impact the ability of Townsquare to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto or (D) materially adversely impact the ability of Townsquare to consummate the transactions contemplated under this Agreement or the likelihood of consummation of the same, except in each case, with the prior written consent of Cumulus; provided, however, that Townsquare may, without the prior written consent of Cumulus, (i) amend the Financing Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Letters as of the date of this Agreement or (ii) otherwise amend or replace the Financing Letters so long as (x) such amendments do not impose terms or conditions that would reasonably be expected to materially delay or prevent the Closing and (y) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. Townsquare will use its reasonable best efforts to (I) maintain in effect the Financing Letters (including any definitive agreements entered into in connection with any such Financing Letters), (II) satisfy (or obtain a waiver of) on a timely basis all conditions in the Financing Letters applicable to (and within the control of) Townsquare to obtaining the Financing, (III) negotiate and enter into definitive agreements with respect to the Financing on terms and conditions contained in the Financing Letters (including any “market flex” provisions applicable thereto) or consistent in all material respects with the Financing Letters (such definitive agreements, together with the Financing Letters, the “Financing Agreements”), and (IV) cause each Lender and equity investors to fund its respective committed portion of the Financing (including by suit or other appropriate proceeding to cause the Lenders and the equity investors under the Financing Agreements to fund its respective committed portion of the Financing if all conditions to funding the Financing have been satisfied or waived, provided that Townsquare shall control all aspects of such proceeding, including litigation strategy and selection of counsel). Townsquare will keep Cumulus reasonably informed on a timely basis of the status of Townsquare’s efforts to arrange the Financing and to satisfy the conditions thereof, including, upon Cumulus’ reasonable request, advising and updating Cumulus, in a reasonable level of detail, with respect to status and proposed closing date for the Financing. Upon becoming aware of, or receiving written notice with respect to, any portion of the amount of the Financing necessary to consummate the transactions hereunder becoming unavailable on the material terms and conditions contemplated by the applicable Financing Agreements, (i) Townsquare will promptly notify Cumulus and (ii) Townsquare will use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient, when taken together with any remaining Financing and any other sources available to Townsquare, to consummate the transactions hereunder with terms and conditions not materially less favorable, taken as a whole, to Townsquare and Cumulus than the terms and conditions set forth in the applicable Financing Agreements (“Alternative Financing”) as promptly as practicable following the occurrence of such event but no later than thirty (30) days before Closing.

(b)          Cumulus will use its commercially reasonable efforts to provide, and to cause its officers, employees and advisors (including its independent auditors) to provide, to Townsquare all such reasonable assistance and cooperation reasonably requested by Townsquare that is customary and reasonably necessary to assist Townsquare in the arrangement, obtainment and syndication of any Financing contemplated by the Financing Letters or any Alternative Financing. Such cooperation shall include, without limitation, furnishing Townsquare as promptly as reasonably practicable following the delivery of a written request therefor to Cumulus by Townsquare any and all financial information regarding the Stations that is (i) requested by the counterparties to the Financing Letters pursuant to the terms thereof, (ii) reasonably required in connection with the execution of the Financing and/or (iii) necessary to permit Townsquare to prepare the pro forma balance sheets, financial statements and/or offering or other similar documents and/or deliver financial information, in each case, in reference to the Stations as required pursuant to conditions 7, 8 and 9 of the Bridge Commitment Letter and conditions 7 and 8 of the Senior Notes Commitment Letter. Cumulus shall use commercially reasonable efforts to cause its independent auditors to reasonably cooperate with Townsquare (subject to Townsquare’s reimbursement obligation as set forth in this Section 5.15(b), to the extent applicable) to the extent contemplated by the Financing Letters, including commercially reasonable efforts to cause its independent auditors to provide Townsquare with audited financial statements for the Stations for the most recently completed fiscal year ended at least 90 days before the Closing Date and customary “comfort letters” and an “agreed upon procedures letter” in respect thereof, in each case as contemplated by the relevant condition in the Bridge Commitment Letter. Townsquare shall reimburse Cumulus for any third-party costs incurred solely as a result of such assistance and cooperation, including the costs of its independent auditors but excluding attorneys’ fees incurred in connection with review of the Financing Agreements and the other matters contemplated by this Agreement; provided that any such third party fees shall be approved in writing in advance by Townsquare and; provided, further, that Cumulus’s assistance and cooperation, which requires the incurrence of such third party fees not approved by Townsquare, shall be limited to what Cumulus can provide without incurring such third party fees or other related expenses. Cumulus will deliver to Townsquare any payoff letters, lien releases (including UCC-3 termination statements) and instruments of termination or discharge as reasonably required in the Financing Letters.

(c)           Townsquare will indemnify and hold harmless Cumulus and its affiliates and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any claim, litigation, investigation, action, suit or proceeding brought against Cumulus and its affiliates relating to the arrangement of the Financing (including any action taken in accordance with this Section 5.15) and any information used in connection therewith, except with respect to (i) any information relating to Cumulus provided in writing by Cumulus; or (ii) any fraud or intentional misrepresentation or willful misconduct by such persons. Notwithstanding the foregoing, Cumulus hereby acknowledges payment of the Fee Reduction as described in Section 1.5.

(d)          Townsquare acknowledges and agrees that the obtaining of Financing, or any Alternative Financing, is not a condition to Closing and reaffirm its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in Article 6; provided, however, if the release of any Liens (other than the Permitted Liens, and Liens created by Townsquare) on the Stations or the termination of any financing statement of record with respect to the Stations at or prior to Closing is a condition for obtaining of Financing, or any Alternative Financing, then such release of Liens and termination of financing statement shall be a condition to Closing notwithstanding Section 5.9 or anything else herein to the contrary.

5.16        Pre-Closing Inspections and Fixes. Prior to the Closing, Townsquare shall have a right to conduct, at its own expense, inspections of the material items of Tangible Personal Property to determine whether such material items of Tangible Personal Property are in the condition described in Section 3.6, above. Station access for such assessments shall be provided by Cumulus during normal business hours and upon reasonable advance written notice provided to Cumulus by Townsquare. If during such inspections, Townsquare identifies any (i) such assets are not in the condition described in Section 3.6, above, and the current condition of such assets has a material impact on the operation of the Station(s) to which such assets relate; or (ii) Stations that are not operating in compliance in all material respects with the terms of the FCC Licenses, the Communications Act, and the FCC Rules (the “Assets to be Repaired”), then Townsquare shall notify Cumulus in writing thereof prior to the Closing and provide a written statement setting forth the Assets to be Repaired. Cumulus may provide a written objection to the Assets to be Repaired. Cumulus will use commercially reasonable efforts to repair or replace any mutually agreed upon Assets to be Repaired or, alternatively, the Parties may mutually agree to an adjustment to reduce the Cash Consideration in an amount equal to reasonable costs and expenses necessary to repair and correct such Assets to be Repaired.

5.17        Michigan Talk Radio. Each of the parties acknowledges and agrees that Cumulus owns and operates a talk radio network (the “Network”) out of its Lansing, Michigan market, the assets of which are part of the Station Assets covered under and sold pursuant to this Agreement. The Network receives locally produced programming and content from stations that are not subject to this Agreement. In connection with the sale of the Network to Townsquare as part of this Agreement, the parties will enter into the following agreements concurrently with Closing (i) a Content Programming Agreement, in substantially the form attached hereto as Exhibit C (“Programming Agreement”), pursuant to which Cumulus will agree to continue to make Network content available to the Cumulus Stations currently receiving such content for a period of two years following the Closing; and (ii) a License Agreement, in substantially the form attached hereto as Exhibit D (“License Agreement”), for each of the Cumulus Stations currently broadcasting Network content pursuant to which Townsquare authorizes Cumulus and such Station to continue to affiliate content on those Cumulus Stations currently broadcasting Network content. In addition, each party will use its respective commercially efforts to require each of the stations that is currently affiliated with the Network but not owned and operated by such party to enter into affiliation agreements or such other agreements as may be necessary and required to formalize the relationship of such separately-owned stations with the Network, and each party hereto acknowledges that any such contracts signed by Cumulus shall constitute a Station Contract to be assigned to and assumed by Townsquare at Closing; provided that Cumulus shall not enter into any such contract without the prior written consent of Townsquare (such consent not to be unreasonably withheld, conditioned or delayed). Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Section. Cumulus and Townsquare each covenant and agree to take such commercially reasonable actions as may be reasonably requested by a party in order to effect an orderly transition of the Network.

5.18        Legacy Cumulus Market Network Inventory. From Closing until December 31, 2014, Townsquare will make available inventory to CMN as it relates to the Cumulus Legacy Stations in a manner consistent with historical practice as outlined in Schedule 3.22. From January 1, 2015 to December 31, 2015, Townsquare will make available inventory to CMN as it relates to the Cumulus Legacy Stations in the amount of 28 minutes per week, or half of the inventory obligation as outlined in Schedule 3.22 with the same pro rata distribution across dayparts and weekparts. Cumulus shall have the option to cancel the aforementioned arrangement on ninety (90) days’ prior written notice to Townsquare.

5.19        Remnant Revenue. Cumulus has historically generated revenue at the corporate level, such revenue then allocated out to local markets, by engaging with remnant advertisers on behalf of local markets (“Remnant Revenue”). Cumulus will provide Townsquare with transitional services as it relates to generating Remnant Revenue, including but not limited to securing advertising relationships, communicating inventory parameters, invoicing and collections for a period of up to 90 days. Any Remnant Revenue generated related to the Stations will be remitted to Townsquare.

5.20        Collection of Station Funds. For a period of six (6) months after the Closing, Cumulus shall cause its bank to forward all payments received at its lockbox accounts relating to the Stations to such Townsquare lockbox accounts designated in writing by Townsquare and, following such six-month period, Cumulus shall cause its bank to return all payments received at its lockbox accounts to the sender of such payment. If at any time after the Closing Date, Cumulus otherwise receives any funds properly belonging to the Stations, Cumulus will promptly so advise Townsquare, will segregate and hold such funds in trust for the benefit of Townsquare and will promptly deliver such funds to an account or accounts designated in writing by Townsquare.

ARTICLE 6:        TOWNSQUARE CLOSING CONDITIONS

The obligation of Townsquare to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Townsquare):

6.1          Representations and Covenants.

(a)           Each of the representations and warranties of Cumulus made in this Agreement which are not qualified by materiality or words of similar import shall be true and correct in all material respects as of the Closing Date, and each of the representations and warranties of Cumulus made in this Agreement which are qualified by materiality or words of similar import shall be true and correct in all respects as of the Closing Date, in each case except for changes expressly permitted or contemplated by the terms of this Agreement; provided that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on any market or markets at the Closing Date. To the extent the inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on any market or markets at the Closing Date, then in such event either Cumulus or Townsquare may elect to exclude all of the Stations in the market(s) subject to such Material Adverse Effect from the transactions contemplated hereby and the Closing Date shall be delayed by two (2) business days to accommodate such election. A party shall make any election to exclude any such Stations within two (2) days of the original Closing Date. A party’s failure to make an election within such two (2) day period shall constitute a waiver of its right to exclude the Station(s) from the transactions contemplated hereby. Any excluded Stations shall be deemed to be included within the Cumulus Excluded Assets and the amount of Cash Consideration shall be reduced in accordance with Schedule 1.9(f).

(b)          The covenants and agreements to be complied with and performed by Cumulus at or prior to Closing shall have been complied with or performed in all material respects.

(c)           Townsquare shall have received a certificate dated as of the Closing Date from Cumulus executed by an authorized officer of Cumulus (i) to the effect that the conditions set forth in Sections 6.1(a) and (b) shall have been satisfied and (ii) setting forth all events, circumstances, facts and occurrences resulting in the representations and warranties of Cumulus made in this Agreement which are not qualified by materiality or words of similar import not being true and correct in all material respects as of the Closing Date, and each of the representations and warranties of Cumulus made in this Agreement which are qualified by materiality or words of similar import not being true and correct in all respects as of the Closing Date, in each case except for changes expressly permitted or contemplated by the terms of this Agreement.

6.2          Proceedings. Neither Townsquare nor Cumulus shall be subject to any court or governmental order or injunction restraining or prohibiting the consummation of the transactions contemplated hereby.

6.3          FCC Consents. The FCC shall have issued the FCC Consents.

6.4          Hart Scott Rodino. The HSR Clearance shall have been obtained.

6.5          Deliveries. Cumulus shall have complied with its obligations set forth in Section 8.2.

6.6          Audit. If the Closing occurs on or before March 31, 2014, the audited financial statements for the Stations referenced in Section 5.15(b) hereto for the 2012 fiscal year shall not adversely deviate by more than 10% or more with respect to the calculation of revenue or broadcast cash flow from the relevant, same period unaudited financial statements of the Stations delivered Townsquare pursuant to Section 3.15 (other than with respect to corporate overhead allocations to the extent those allocations are removed and additional costs are not added (other than immaterial costs as reasonably determined by the Financing Sources party to the Bridge Commitment Letter).

ARTICLE 7:          CUMULUS CLOSING CONDITIONS

The obligation of Cumulus to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Cumulus):

7.1          Representations and Covenants.

(a)           Each of the representations and warranties of Townsquare made in this Agreement which are not qualified by materiality or words of similar import shall be true and correct in all material respects as of the Closing Date, and each of the representations and warranties of Townsquare made in this Agreement which are qualified by materiality or words of similar import shall be true and correct in all respects as of the Closing Date, in each case except for changes expressly permitted or contemplated by the terms of this Agreement.

(b)           The covenants and agreements to be complied with and performed by Townsquare at or prior to Closing shall have been complied with or performed in all material respects.

(c)          Cumulus shall have received a certificate dated as of the Closing Date from Townsquare executed by an authorized officer of Townsquare to the effect that the conditions set forth in Sections 7.1(a) and (b) have been satisfied.

7.2          Cash Consideration.  Townsquare shall have delivered to Cumulus the Cash Consideration.

7.3          Proceedings. Neither Townsquare nor Cumulus shall be subject to any court or governmental order or injunction restraining or prohibiting the consummation of the transactions contemplated hereby.

7.4          FCC Consents. The FCC shall have issued the FCC Consents.

7.5          Hart Scott Rodino. The HSR Clearance shall have been obtained.

7.6          Deliveries.  Townsquare shall have complied with its obligations set forth in Section 8.1.

ARTICLE 8:         CLOSING DELIVERIES

8.1          Townsquare Deliveries.  At Closing, Townsquare shall deliver or cause to be delivered to Cumulus:

(i)          the Cash Consideration as provided in Section 1.5;

(ii)         good standing certificates for Townsquare, dated not more than five (5) business days prior to the Closing Date, issued by the Secretary of State of Townsquare’s jurisdiction of formation;

(iii)        a certificate executed by Townsquare’s secretary or assistant secretary confirming that the officers executing this Agreement and the Townsquare Ancillary Agreements are authorized to execute such documents;

(iv)        the certificate described in Section 7.1(c);

(v)         an assignment and assumption of contracts with respect to the

Station Contracts;

(vi)        an assignment and assumption of leases with respect to the Real Property Leases;

(vii)       any new agreements required by the Schedules to this Agreement or otherwise required by this Agreement (if any);

(viii)      the Software License Agreement, the Programming Agreement and the License Agreement; and

(ix)        any other instruments of conveyance or assumption that may be reasonably necessary to consummate the exchange of assets as set forth in this Agreement.

8.2          Cumulus Deliveries. At Closing, Cumulus shall deliver or cause to be delivered to Townsquare:

(i)          good standing certificates for Cumulus, dated not more than five (5) business days prior to the Closing Date, issued by the Secretary of State of Cumulus’ jurisdiction of formation;

(ii)         a certificate executed by Cumulus’ secretary or assistant secretary certifying confirming that the officers executing this Agreement and the Cumulus Ancillary Agreements are authorized to execute such documents;

(iii)        the certificate described in Section 6.1(c);

(iv)        an assignment and assumption agreement with respect to the FCC Licenses;

(v)         an assignment and assumption of contracts with respect to the Station Contracts;

(vi)        an assignment and assumption of leases with respect to the Real Property Leases;

(vii)       special warranty deeds conveying the Owned Real Property from Cumulus to Townsquare, together with customary owner affidavits reasonably requested of Cumulus by any title company retained by Townsquare;

(viii)      an affidavit of non-foreign status of Cumulus that complies with Section 1445 of the Code;

(ix)        an assignment of marks assigning the Stations’ registered marks listed on Schedule 3.10 (if any) from Cumulus to Townsquare;

(x)         domain name transfers with respect to the Stations’ domain names listed on Schedule 3.10 following customary procedures of the domain name administrator;

(xi)        endorsed vehicle titles conveying the vehicles included in the Tangible Personal Property (if any) from Cumulus to Townsquare;

(xii)       a bill of sale conveying the other Station Assets from Cumulus to Townsquare;

(xiii)      the Software License Agreement, the Programming Agreement and the License Agreement;

(xiv)      any new agreements required by the Schedules to this Agreement or otherwise required by this Agreement (if any);

(xv)       any consents obtained by Cumulus;

(xvi)      any other instruments of conveyance or assumption that may be reasonably necessary to consummate the exchange of assets as set forth in this Agreement; and

(xvii)     any payoff letters, lien releases and instruments of termination or discharge as provided in Sections 5.15(b) and 5.15(d).

ARTICLE 9:         SURVIVAL; INDEMNIFICATION

9.1           Survival.  The representations and warranties in this Agreement shall survive Closing for a period of eighteen (18) months from the Closing Date, whereupon they shall expire and be of no further force or effect, except (i) those under Section 3.5 (Taxes), and those under Sections 3.6, 3.7 and 3.10 each solely with respect to title (collectively, the “SOL Representations”), all of which shall survive until the expiration of any applicable statute of limitations, (ii) those under Section 3.9 (Environmental) shall survive for twenty-four (24) months from the Closing Date, (iii) those under Sections 2.1 and 3.1 (Organization), 2.2 and 3.2 (Authorization), and 2.5, 2.6 and 3.20 (No Broker) (collectively, the “Fundamental Representations”) shall survive indefinitely and (iv) that if within such applicable period the indemnified party gives the indemnifying party written notice of a claim for breach thereof describing in reasonable detail the nature and basis of such claim, then such claim shall survive until the resolution of such claim. The covenants and agreements in this Agreement shall survive Closing until performed. This Article 9 shall survive indefinitely in accordance with its terms.

9.2          Indemnification.

(a)          Subject to Section 9.2(b), from and after Closing, Townsquare shall defend, indemnify and hold harmless Cumulus from and against any and all losses, costs, damages, liabilities and expenses, including reasonable attorneys’ fees and expenses (“Damages”) incurred by Cumulus arising out of or resulting from:

(i)          any breach by Townsquare of its representations and warranties made under this Agreement; or

(ii)         any material default by Townsquare of any covenant or agreement made under this Agreement; or

(iii)        the business or operation of the Stations after the Effective Time; or

(iv)        the Assumed Obligations.

(b)          Notwithstanding the foregoing or anything else herein to the contrary, after Closing, (i) Townsquare shall have no liability to Cumulus under Section 9.2(a)(i) (other than with respect to breaches of SOL Representations or Fundamental Representations of Townsquare) until Cumulus’ aggregate Damages exceed $2,371,333, after which such threshold amount shall be included in, not excluded from, any calculation of Damages, and (ii) the maximum aggregate liability of Townsquare under Section 9.2(a)(i) (other than with respect to breaches of SOL Representations or Fundamental Representations of Townsquare) shall be an amount equal to $35,569,996;

(c)          Subject to Section 9.2(d), from and after Closing, Cumulus shall defend, indemnify and hold harmless Townsquare from and against any and all Damages incurred by Townsquare arising out of or resulting from:

(i)          any breach by Cumulus of its representations and warranties made under this Agreement; or

(ii)         any material default by Cumulus of any covenant or agreement made under this Agreement; or

(iii)        the Retained Obligations; or

(iv)        the business or operation of the Stations before the Effective Time, except for Assumed Obligations; or

(v)         any events, circumstances, facts and occurrences set forth in the certificate delivered pursuant to Section 6.1(c)(ii).

(d)          Notwithstanding the foregoing or anything else herein to the contrary, after Closing, (i) Cumulus shall have no liability to Townsquare under Section 9.2(c)(i) (other than with respect to breaches of SOL Representations or Fundamental Representations of Cumulus) until Townsquare’s aggregate Damages exceed $2,371,333, after which such threshold amount shall be included in, not excluded from, any calculation of Damages, and (ii) the maximum aggregate liability of Cumulus under Section 9.2(c)(i) (other than with respect to breaches of SOL Representations or Fundamental Representations of Cumulus) shall be an amount equal to $35,569,996.

9.3          Procedures.

(a)           The indemnified party shall give prompt written notice to the indemnifying party of any demand, suit, claim or assertion of liability by third parties that is subject to indemnification hereunder (a “Claim”), but a failure to give such notice or delaying such notice shall not affect the indemnified party’s rights or the indemnifying party’s obligations except to the extent the indemnifying party’s ability to remedy, contest, defend or settle with respect to such Claim is thereby prejudiced, and provided that such notice is given within the time period described in Section 9.1.

(b)          The indemnifying party shall have the right to undertake the defense or opposition to such Claim with counsel selected by it. In the event that the indemnifying party does not undertake such defense or opposition in a timely manner, the indemnified party may undertake the defense, opposition, compromise or settlement of such Claim with counsel selected by it at the indemnifying party’s cost (subject to the right of the indemnifying party to assume defense of or opposition to such Claim at any time prior to settlement, compromise or final determination thereof).

(c)          Anything herein to the contrary notwithstanding:

(i)          the indemnified party shall have the right, at its own cost and expense, to participate in the defense, opposition, compromise or settlement of the Claim;

(ii)         the indemnifying party shall not, without the indemnified party’s written consent, settle or compromise any Claim or consent to entry of any judgment which does not include the giving by the claimant to the indemnified party of a release from all liability in respect of such Claim;

(iii)        in the event that the indemnifying party undertakes defense of or opposition to any Claim, the indemnified party, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the indemnifying party and its counsel concerning such Claim and the indemnifying party and the indemnified party and their respective counsel shall cooperate in good faith with respect to such Claim; and

(iv)        neither party shall have any liability to the other under any circumstances for special, indirect, consequential, punitive or exemplary damages or lost profits or similar damages of any kind, whether or not foreseeable.

(d)          After Closing, excepting claims for fraud, all claims for breach of representations or warranties under this Agreement shall be subject to the limitations set forth in Section 9.2(b) or 9.2(d), as applicable.

ARTICLE 10:       TERMINATION AND REMEDIES

10.1       Termination. Subject to Section 10.3, this Agreement may be terminated prior to Closing as follows:

(a)          by mutual written consent of Cumulus and Townsquare;

(b)          by written notice of Cumulus to Townsquare if Townsquare breaches its representations or warranties or defaults in the performance of its covenants contained in this Agreement and such breach or default is material in the context of the transactions contemplated hereby and is not cured within the Cure Period (defined below); provided, that Cumulus may not terminate pursuant to this Section 10.1(b) if it is then in material breach of or default under this Agreement;

(c)          by written notice of Townsquare to Cumulus if Cumulus breaches its representations or warranties or defaults in the performance of its covenants contained in this Agreement and such breach or default is material in the context of the transactions contemplated hereby and is not cured within the Cure Period; provided, that Townsquare may not terminate pursuant to this Section 10.1(c) if it is then in material breach of or default under this Agreement;

(d)          by written notice of Townsquare to Cumulus or Cumulus to Townsquare if Closing does not occur by the date twelve (12) months after the date of this Agreement (as may be extended by the written agreement of the parties, the “Outside Date”); and/or

(e)           by written notice of either party to the other if there shall be in effect a final, non-appealable order of a court or governmental authority or authority of competent jurisdiction prohibiting the consummation of the transactions contemplated hereby.

10.2        Cure Period. Each party shall give the other party prompt written notice upon learning of any breach or default by the other party under this Agreement. The term “Cure Period” as used herein means a period commencing on the date Cumulus or Townsquare receives from the other written notice of breach or default hereunder and continuing until the earlier of (i) thirty (30) calendar days thereafter or (ii) the Closing Date determined under Section 1.8; provided, however, that if the breach or default is non-monetary and cannot reasonably be cured within such period but can be cured before the Closing Date determined under Section 1.8, and if diligent efforts to cure promptly commence, then the Cure Period shall continue as long as such diligent efforts to cure continue, but not beyond the Closing Date determined under Section 1.8.

10.3        Survival. The termination of this Agreement shall not relieve any party of any liability for breach or default under this Agreement prior to the date of termination. Notwithstanding anything contained herein to the contrary, Sections 5.1(a) (Confidentiality), 11.1 (Expenses) and Article 9 (Survival; Indemnification) shall survive any termination of this Agreement.

10.4        Specific Performance. Each party hereto agrees and acknowledges that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement could not be adequately compensated by monetary damages alone. Accordingly, in the event of failure or threatened failure by either party to comply with the terms of this Agreement, the other party shall be entitled to an injunction (without posting bond or other security) restraining such failure or threatened failure and, subject to obtaining any necessary FCC consent, to enforcement of this Agreement by a decree of specific performance requiring compliance with this Agreement.

ARTICLE 11:      MISCELLANEOUS

11.1        Expenses.  Each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement, except as otherwise set forth expressly herein (including, without limitation, pursuant to Section 5.9). All governmental fees and charges applicable to any requests for Governmental Consents under this Agreement shall be shared equally by the parties, except for filing fees related to the Divestiture Applications, which shall be paid by Townsquare, and transfer taxes with respect to the Stations, which shall be paid by Cumulus. The costs of any

Phase I’s or surveys commissioned or obtained by Townsquare pursuant to this Agreement shall be paid by Townsquare. Each party is responsible for any commission, brokerage fee, advisory fee or other similar payment that arises as a result of any agreement or action of it or any party acting on its behalf in connection with this Agreement or the transactions contemplated hereby.

11.2        Further Assurances.   After Closing, each party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to carry out the provisions of this Agreement and more effectively consummate the transactions contemplated hereby.

11.3        Assignment. Neither party may assign this Agreement without the prior written consent of the other party hereto, except that (a) a party may assign to an affiliate its right to acquire assets under this Agreement upon written notice to (but without need for the consent of) the other party if (i) any such assignment does not delay processing of the FCC Applications or the Divestiture Applications, issuance of the FCC Consents or Closing, (ii) the assignee delivers to the other party a written assumption of this Agreement, (iii) the assignor shall remain liable for all of its obligations hereunder, and (iv) the assignor shall be solely responsible for any third party consents necessary in connection therewith (none of which are a condition to Closing), and (b) Townsquare and Cumulus may each collaterally assign its rights and remedies hereunder to any bank, financial institution or other lender that has loaned funds or otherwise extended credit to it or any of its affiliates but only to the extent such assignment is in compliance with the requirements of the Communications Act and the FCC Rules. The terms of this Agreement shall bind and inure to the benefit of the parties’ respective successors and any permitted assigns, and no assignment shall relieve any party of any obligation or liability under this Agreement.

11.4        Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed delivered on the date of personal delivery or confirmed facsimile transmission, confirmed transmission by electronic mail or confirmed delivery by a nationally recognized overnight courier service, and shall be addressed as follows (or to such other address as any party may request by written notice):

if to Townsquare:	Townsquare Radio, LLC
240 Greenwich Avenue
Greenwich, Connecticut 06830
Attention: Alex Berkett
Facsimile: (203) 413-7722
Email: alex@townsquaremedia.com

with a copy (which shall not constitute notice) to:	McDermott Will & Emery LLP 340 Madison Avenue
New York, New York 10173
Attention: Todd A. Finger
Facsimile: (212) 547-5444
Email: tfinger@mwe.com

with a copy (which shall not constitute notice) to:	Drinker Biddle & Reath LLP 1500 K Street, NW — Suite 1100

Washington, DC 20005
Attention: Howard M. Liberman, Esq.
Facsimile: (202) 842-8465
Email: howard.liberman@dbr.com

if to Cumulus:	Cumulus Broadcasting LLC
3280 Peachtree Road, NW
Suite 2300
Atlanta, Georgia 30305
Attention: Richard S. Denning
Facsimile: (404) 260-6877
Email: RichardDenning@cumulus.com

with a copy (which shall not constitute notice) to:	Jones Day 1420 Peachtree Street NE, Suite 800
Atlanta, Georgia 30309
Attention: William B. Rowland
Facsimile: (404) 581-8330
Email: wbrowland@jonesday.com

with a copy (which shall not constitute notice) to:	Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW
Washington, D.C. 20037-1122
Attention: Lewis J. Paper
Facsimile: (202) 663-8007
Email: lew.paper@pillsburylaw.com

11.5         Waivers. No waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of such waiver is sought. The rights and remedies of the parties are cumulative and not alternative and may be exercised concurrently or separately. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege.

11.6         Entire Agreement; Amendments. This Agreement (including the Exhibits, Appendices and Schedules hereto) constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings with respect to the subject matter hereof, except any confidentiality agreement among the parties, which shall remain in full force and effect. No party makes any representation or warranty with respect to the transactions contemplated by this Agreement except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, neither party makes any representation or warranty to the other with respect to any projections, budgets or other estimates of revenues, expenses or results of operations, or, except as expressly set forth in Article 3, any other financial or other information made available to the other party.

This Agreement may only be amended by a document executed by the parties.

11.7         Severability. If any court or governmental authority holds any provision in this Agreement invalid, illegal or unenforceable under any applicable law, then, so long as no party is deprived of the benefits of this Agreement in any material respect, this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.

11.8         No Beneficiaries. Nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any person or entity other than the parties hereto and their successors and permitted assigns.

11.9         Governing Law. The construction and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to the choice of law provisions thereof. Except as provided in Section 1.6(d), the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any state or federal court located in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party to the address in Section 11.4 shall be deemed effective service of process on such party.

11.10       WAIVER OF JURY TRIAL. THE PARTIES EACH IRREVOCABLY WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION (INCLUDING, WITHOUT LIMITATION, ANY COUNTERCLAIM) ARISING OUT OF OR BASED UPON THIS AGREEMENT OR ANY CONTEMPLATED TRANSACTION IN CONNECTION WITH THIS AGREEMENT, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR ALL PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL.

11.11       Neutral Construction. The parties agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the parties’ negotiations. This Agreement shall be deemed to have been jointly and equally drafted by Townsquare and Cumulus, and the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision. For purposes of this Agreement, a business day means any day other than (i) Saturday or Sunday, (ii) any other day on which banks in New York, New York, are permitted or required to be closed, (iii) any US federal holiday or (iv) for the purposes of Section 1.8 only, November 28, 2013 through November 29, 2013, December 20, 2013 through January 6, 2014, July 3, 2014 through July 4, 2014 and August 15, 2014 through September 2, 2014.

11.12       Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement. A telecopy, PDF or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties by facsimile, e-mail or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes.

11.13       Financing Sources.  Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its affiliates hereby: (a) agrees that any claim, action, suit, legal proceeding, investigation or arbitration (each, an “Action”), whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Financing, the Financing Agreements or any of the agreements entered into in connection with the Financing or the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agrees not to bring or support or permit any of its affiliates to bring or support any Action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Financing Agreements or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Financing Agreements or any of the agreements entered into in connection with the Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that none of the Financing Sources will have any liability to Cumulus or any of its affiliates relating to or arising out of this Agreement, the Financing, the Financing Agreements or any of the agreements entered into in connection with the Financing or the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that it shall not and shall not permit any of its affiliates or any of their respective officers, directors, or employees to seek any action for specific performance against any of the Financing Sources relating to or in any way arising out of this Agreement, the Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (g) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 11.13 (and such provisions shall not be amended without the prior written consent of the Lenders). Notwithstanding anything contained herein to the contrary, nothing in this Section 11.13 shall in any way affect any party's or any of their respective affiliates' rights and remedies under any binding agreement to which a Financing Source is a party. “Financing Sources” means the Lenders, any person who signs a joinder to the Financing Letters and any person that provides, or in the future enters into any Financing Agreements with Townsquare or any of its affiliates to provide, any of the Financing (or any Alternative Financing), any of such person’s affiliates and any of such person’s or any of its affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

CUMULUS:	CUMULUS MEDIA HOLDINGS INC.
CUMULUS BROADCASTING LLC
CUMULUS LICENSING LLC
CITADEL BROADCASTING COMPANY
RADIO LICENSE HOLDING CBC, LLC

By:	/s/ Richard S. Denning
Name: Richard S. Denning
Title: Senior Vice President, Secretary and General Counsel

TOWNSQUARE:	TOWNSQUARE RADIO, LLC

By:
Name: Alex Berkett
Title: Executive Vice President

[Signature Page to the Asset Purchase Agreement]

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

CUMULUS:	CUMULUS MEDIA HOLDINGS, INC.
CUMULUS BROADCASTING LLC
CUMULUS LICENSING LLC
CITADEL BROADCASTING COMPANY
RADIO LICENSE HOLDING CBC, LLC

By:
Name: Richard S. Denning
Title: Senior Vice President, Secretary and General Counsel

TOWNSQUARE:	TOWNSQUARE RADIO, LLC

	By:	/s/ Alex Berkett
Name: Alex Berkett
Title: Executive Vice President

Exhibit A

STATIONS

See attached.

Exhibit B

SOFTWARE LICENSE AGREEMENT

See attached.

Exhibit C

PROGRAMMING AGREEMENT

See attached.

Exhibit D

LICENSE AGREEMENT

See attached.